2/24


04010054

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Santos

*CURRENT ADDRESS

PROCESSED FEB 24 2004 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 2/24/04

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 FEB 24 AM 7:21

Santos

ARIS
12-31-03

Date: Mon 23 Feb 2004 04:44:01 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos 2003 Full Year Profit Announcement

Number of pages (incl. cover sheet): 72

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

SANTOS LTD

Appendix 4E

Preliminary Final Report under ASX Listing Rule 4.3A

For the period ended 31 December 2003

ABN	Previous corresponding period
80 007 550 923	31 December 2002

Results for announcement to the market

				$A million
Revenue from ordinary activities	Up	5.0%	to	1,619.4
Profit from ordinary activities after tax attributable to members before write-down of non-current assets	Down	2.7%	to	386.7
Profit from ordinary activities after tax attributable to members	Up	1.5%	to	327.0
Net profit for the period attributable to members	Up	1.5%	to	327.0

Dividends	Amount per security	Franked amount per security at 30% tax
Interim Dividends		
Ordinary securities	15.0¢	15.0¢
Preference securities	$3.2940	$3.2940
Final Dividends		
Ordinary securities	15.0¢	15.0¢
Preference securities	$3.2940	$3.2940

Record date for determining entitlements to the dividends: 11 March 2004

Brief explanation of any of the figures disclosed above necessary to enable the figures to be understood:

Refer attached Commentary on Results and Media Release.

This report is based on financial statements which have been audited.

The 2003 Consolidated Financial Report, Commentary on Results and Media Release dated 24 February 2004 form part of and should be read in conjunction with this Preliminary Final Report (Appendix 4E).

The Santos Ltd Company and Controlled Entities
Financial Commentary – Financial Report for the Year ended 31 December 2003

1. Consolidated Statement of Financial Performance

Product Sales ($1,465.0 million down by $13.4 million -0.9%)
Total sales revenue for the 12 months to 31 December 2003 was virtually steady at $1,465.0 million, reflecting lower crude oil and naphtha sales volumes which were mostly offset by higher gas prices.

Sales of crude oil and naphtha decreased by $78.4 million primarily due to a 1.7 mmboe decrease in sales volumes arising from natural field decline in the Cooper Basin and offshore Western Australia. Liquefied petroleum gas (LPG) and gas revenues increased by $65.0 million as a result of 0.3 mmboe higher sales volumes and 9% higher gas prices. Gas prices in 2003 averaged $3.16 GJ up from $2.90/GJ in 2002 with gas price increases realised for USA and for Cooper Basin gas.

Other Revenue ($154.4 million up by $90.5 million +141.6%)
Proceeds from sales of non-current assets were $111.3 million higher than 2002 and include:

- partial sell-down of interest in the Bayu-Undan project,
- sale of shareholdings in Oil Company of Australia Limited (OCA),
- sale of the controlled entities having an interest in the Bentu/Korinci Baru PSCs, and
- sale of interests in the Papalote and Cuatro de Julio properties in the USA and other minor properties.

Other revenue is $20.8 million lower in 2003 reflecting higher foreign exchange losses on the translation of USD cash holdings resulting from the significant appreciation of the Australian dollar against the US dollar in 2003; lower dividend revenue following the sale of OCA shares; lower interest income as a result of lower interest rates in 2003; and higher insurance proceeds and other trading revenues in 2002.

Cost of Sales ($974.4 million up by $103.5 million +11.9%)

- **Production Costs**
  - Field production costs were $6.2 million lower than in 2002 primarily as a result of cost management improvement programmes implemented in the Cooper Basin. These savings have been partially offset by additional costs associated with new production facilities at the Scotia and Patricia Baleen fields, and additional costs resulting from the acquisition in mid 2003 of Globex Far East Pty Ltd (Globex) which holds an interest in the Stag oil field and a full year of Esenjay Exploration Inc (Esenjay) operations in USA.
  - Drawdowns of liquids and gas inventories primarily in the Cooper Basin and Offshore Western Australia totalled $11.9 million in 2003 (2002: build up of $9.1 million) resulting in a $21.0 million higher charge to cost of sales in 2003 as compared to 2002.

- **PRRT**
  Charges are $25.1 million higher as a result of the East Spar field paying PRRT for the first time for a full year in 2003 and lower offshore exploration deductions.

- **Depreciation, Depletion & Amortisation ($531.6 million up by $62.5 million +13.3%)**

  Depreciation
  Depreciation charges in 2003 were $40.6 million higher than in 2002. Approximately half of this increase or $19.7 million results from significant plant and equipment additions in the Cooper Basin and a full year depreciation charge for production facilities including Patricia Baleen, Scotia, and Esenjay as well as for the additional interest acquired in the Stag oil field. The 2003 depreciation was also impacted by a "once off" accelerated depreciation charge of $20.2 million for the onshore Otway pipelines and Heytesbury facility as a result of a shortened production life of the onshore Otway fields.

  Depletion and Amortisation
  Depletion charges for 2003 increased by $22.9 million following revisions in proved and probable reserves in the USA and Cooper Basin.

Write Down of Exploration Expenditure ($59.7 million down by $15.6 million -20.7%)

During the year $59.7 million of exploration expenditure was written down (2002: $75.3 million). The write downs principally relate to costs incurred in the Papuan Basin ($42.1 million) and the Bawean Basin in Indonesia ($10.6 million).

Borrowing Costs ($34.6 million down by $12.1 million -25.9%)

Interest expense has decreased due to a reduction in average borrowings maintained by the group during 2003 and lower interest rates. The weighted average interest rate for the group (allowing for interest rate swap contracts) as at 31 December 2003 was 4.72% (5.14% in 2002).

Income tax ($103.9 million down by $67.3 million -39.3%)

Income tax has decreased in 2003 primarily due to Santos Ltd electing to be assessed under the tax consolidation legislation from 1 January 2003. As a consequence the tax expense for 2003 has been reduced by $55.0 million reflecting a change in the tax basis of assets held by the Australian resident wholly-owned controlled entities within the consolidated group from 1 January 2003.

Profit attributable to shareholders ($327.0 million up by $4.9 million +1.5%)

Net profit after income tax attributable to Santos shareholders has increased by $4.9 million to $327.0 million over the previous year. Earnings per share has increased by 0.4% in 2003 to 52.1 cents.

The profit after tax for the year included the following significant items:

- $45.8 million gain on the sale of shareholding in Oil Company of Australia Limited Shares ($45.8 million after tax),
- $59.7 million write down of exploration expenditure ($57.3 million after tax),
- $20.2 million write down of the onshore Otway pipelines and Heytesbury facility ($14.1 million after tax), and
- $55.0 million reduction to income tax expense upon adopting tax consolidation.

Geographic Segment Results

Santos operates primarily in Australia but also has International operations in the United States, Papua New Guinea and Indonesia.

Approximately 92% of the Group's segment revenues are generated in and 88% of its segment assets are located in Australia.

Dividends

During the year Santos Ltd paid fully franked dividends of $175 million on ordinary shares and $23 million on reset convertible preference shares for a total of $198 million (2002: $193.2 million).

The Directors have declared a final dividend for 2003 of 15 cents per ordinary share, fully franked (15 cents fully franked 2002) and a preferential, non cumulative fully franked dividend of $3.2940 ($3.2760 fully franked 2002) per reset convertible preference share payable on 31 March 2004.

2. Consolidated Statement of Financial Position

Total Assets ($5,218.3 million lower by $102.5 million -1.9%)

Current assets were $115.5 million lower in 2003 as a result of timing of liftings of liquid products at year end 2003 as compared to year end 2002 and the collection of trade debtors and one off sundry debtors, the proceeds of which were used to pay down trade creditors and borrowings.

Non current assets increased a net $13.0 million. Capital expenditure in 2003 for exploration, delineation, development and construction amounted to $750.3 million. Acquisitions made during the year totalled $33.4 million.
These increases were offset in part by depreciation, depletion and amortisation charges of $531.6 million; write down of exploration expenditure of $59.7 million; and sales of non-current assets including shares in OCA totalling $71.0 million.

Net Debt ($897.6 million lower by $265.3 million -22.8%)

Net debt decreased as a result of repayments of borrowings of $20.2 million and the impact of translation of US dollar borrowings due to the appreciation of the Australian dollar against the US dollar over the course of the year. Correspondingly, the group's net debt /debt plus equity ratio has declined from 28.9 % in 2002 to 22.5% as a result of the lower borrowings and increase in equity.

Equity ($3,087.9 million higher by $224.0 million +7.8%)

Retained profits increased by $220.4 million to $1,203.6 million at year end. This increase primarily reflects the 2003 net profit after tax of $327.0 million less dividends paid during 2003 of $198.0 million. The increase also includes the adjustments to opening retained profits totalling $91.4 million upon applying the new accounting standards AASB 1028 "Employee Benefits" and AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 January 2003.

Share capital at year end 2003 was $1,893.1 million, an increase of $8.3 million. Share capital at 31 December 2003 comprises shares on issue of:

- 584.5 million fully paid ordinary shares (2002: 582.8 million),
- 0.2 million ordinary shares paid to 1 cent (2002: 0.3 million), and
- 3.5 million reset convertible preference shares (2002: 3.5 million).

3. Consolidated Statement of Cash Flows

Operating Cash Flows ($897.3 million inflow higher by $76.5 million +9.3%)

Operating cash flows were $897.3 million in 2003, an increase of 9.3% over the previous year. The increase largely reflects the timing of collections of debtors and payments of creditors and lower interest and income tax payments in 2003. This was partly offset by $25.1 million higher payments of PRRT in 2003.

As a result of these improved cash flows, operating cash flow per share has increased from 141.3 cents in 2002 to 153.8 cents in 2003.

Investing Cash Flows ($653.2 million outflow lower by $173.9 million –21.0%)

Net cash reinvested in 2003 totals $653.2 million, 21% lower than in the prior year.

Capital expenditure payments increased by $57.6 million from $693.1 million in 2002 to $750.7 million in 2003. This increase substantially reflects the increase in expenditures in the Bayu-Undan project including the commencement of the Darwin LNG facilities and pipelines.

Acquisitions of controlled entities in 2003 reflect the Globex (Stag oil field) acquisition as at 1 July 2003 of $22.2 million (2002: Esenjay acquisition $151.6 million).

In 2003 the group received proceeds from sale of non-current assets of $130.4 million (2002: $19.3 million) principally comprising the sales of OCA shares; partial sell-down of interests in Bayu-Undan; sale of interest in Bentu/Korinci-Baru PSCs; and minor property sales in USA and elsewhere.

Financing Activities Flows ($209.9 million outflow higher by $195.4 million)

The group paid $198.0 million of fully funded dividends during the year (2002: $193.2 million) and repaid borrowings of $20.2 million (2002: $158.1 million drawdown). Proceeds from issues of ordinary shares totalled $8.3 million (2002: $20.6 million).

4. International Financial Reporting Standards

The Australian Financial Reporting Council announced in July 2002 that Australia would adopt International Financial Reporting Standards (IFRS) from 1 January 2005. Santos will be required to first report under IFRS in its financial statements for the half-year ended 30 June 2005 and year ending 31 December 2005. To address this change, Santos has established a project team to assess the likely impact on its accounting policies and its future financial reporting.

The new IFRS that are expected to have the more significant impact on the Group are in the areas of accounting for exploration and evaluation expenditure, employee benefits, financial instruments, impairment of assets and provisions. It is too early to quantify these impacts with any degree of certainty at this stage as many of the standards have not yet been finalised and are still subject to change.

Santos Ltd
ABN 80 007 550 923

Santos

SANTOS LTD

(INCORPORATED IN SOUTH AUSTRALIA ON 18 MARCH 1954)

AND CONTROLLED ENTITIES

FINANCIAL REPORT

FOR THE YEAR ENDED 31 DECEMBER 2003

SANTOS LTD AND CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 31 DECEMBER 2003

		CONSOLIDATED		SANTOS LTD	
		2003	2002	**2003**	2002
	Note	**$million**	$million	**$million**	$million
Product sales	2	1,465.0	1,478.4	616.3	620.2
Cost of sales	3	(974.4)	(870.9)	(356.6)	(326.4)
Gross profit		490.6	607.5	259.7	293.8
Other revenue from ordinary activities	2	154.4	63.9	126.2	83.3
Other expenses from ordinary activities	3	(179.5)	(131.4)	(108.3)	(64.2)
Borrowing costs	4	(34.6)	(46.7)	(84.0)	(67.1)
Profit from ordinary activities before income tax expense		430.9	493.3	193.6	245.8
Income tax expense relating to ordinary activities	6	(103.9)	(171.2)	(10.7)	(73.4)
Net profit after income tax attributable to the shareholders of Santos Ltd		327.0	322.1	182.9	172.4
Net exchange differences relating to self-sustaining foreign operations	20	(4.7)	(5.8)	-	-
Total changes in equity from non-owner related transactions attributable to the shareholders of Santos Ltd		322.3	316.3	182.9	172.4
Earnings per share (cents)					
Basic	22	52.1	51.9		
Diluted	22	51.5	50.1		

The statements of financial performance are to be read in conjunction with the notes to the financial statements.

SANTOS LTD AND CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL POSITION
AS AT 31 DECEMBER 2003

	Note	CONSOLIDATED 2003 $million	CONSOLIDATED 2002 $million	SANTOS LTD 2003 $million	SANTOS LTD 2002 $million
Current assets					
Cash		111.1	84.8	52.9	26.6
Receivables	8	171.7	279.4	1,410.3	1,640.1
Inventories	9	112.4	124.6	53.2	62.4
Other	10	14.3	36.2	7.4	9.7
Total current assets		409.5	525.0	1,523.8	1,738.8
Non-current assets					
Exploration and development expenditure	11	2,945.3	3,047.9	903.6	906.2
Land and buildings, plant and equipment	12	1,840.8	1,672.7	673.1	639.5
Other financial assets	13	11.7	32.7	2,295.9	1,865.8
Intangibles	14	8.5	17.5	-	-
Deferred tax assets		1.4	14.2	0.8	-
Other	10	1.1	10.8	-	-
Total non-current assets		4,808.8	4,795.8	3,873.4	3,411.5
Total assets		5,218.3	5,320.8	5,397.2	5,150.3
Current liabilities					
Payables	15	291.3	321.8	655.0	497.6
Deferred income		8.9	15.4	2.0	5.8
Interest-bearing liabilities	16	45.4	60.0	1,411.7	1,502.4
Current tax liabilities		29.3	53.8	23.5	30.9
Provisions	17	55.3	141.4	47.5	138.7
Other	18	10.6	-	-	-
Total current liabilities		440.8	592.4	2,139.7	2,175.4
Non-current liabilities					
Deferred income		18.8	21.3	-	-
Interest-bearing liabilities	16	963.3	1,187.7	-	-
Deferred tax liabilities		535.8	552.3	454.2	261.7
Provisions	17	116.0	103.2	38.3	32.9
Other	18	55.7	-	-	-
Total non-current liabilities		1,689.6	1,864.5	492.5	294.6
Total liabilities		2,130.4	2,456.9	2,632.2	2,470.0
Net assets		3,087.9	2,863.9	2,765.0	2,680.3
Equity					
Contributed equity	19	1,893.1	1,884.8	1,893.1	1,884.8
Foreign currency translation reserve	20	(8.8)	(4.1)	-	-
Retained profits	21	1,203.6	983.2	871.9	795.5
Total equity		3,087.9	2,863.9	2,765.0	2,680.3

The statements of financial position are to be read in conjunction with the notes to the financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2003

		CONSOLIDATED		SANTOS LTD	
		2003	2002	**2003**	2002
	Note	**$million**	$million	**$million**	$million
Cash flows from operating activities					
Receipts from customers		1,637.3	1,559.3	683.0	647.0
Dividends received		0.4	4.0	0.4	4.0
Interest received		2.5	4.7	36.9	40.0
Overriding royalties received		17.0	15.9	22.1	19.8
Insurance proceeds received		-	27.3	-	17.9
Pipeline tariffs and other receipts		28.2	30.0	1.6	17.4
Payments to suppliers and employees		(439.9)	(456.3)	(186.4)	(217.5)
Royalty, excise and PRRT payments		(118.7)	(100.3)	(39.8)	(35.9)
Borrowing costs paid		(60.9)	(71.6)	(83.6)	(67.7)
Income taxes paid		(168.6)	(192.2)	(65.1)	(72.7)
Net cash provided by operating activities	25	897.3	820.8	369.1	352.3
Cash flows from investing activities					
Payments for:					
Exploration		(149.8)	(127.3)	(30.6)	(36.8)
Delineation		(75.0)	(70.5)	(29.5)	(37.4)
Development		(188.1)	(201.7)	(68.7)	(82.8)
Land and buildings, plant and equipment		(337.8)	(293.6)	(91.7)	(106.5)
Acquisitions of oil and gas assets		(7.6)	(0.3)	(1.5)	-
Acquisitions of controlled entities		(22.7)	(151.6)	(24.0)	-
Share subscriptions in controlled entities		-	-	(469.9)	(215.6)
Restoration		(2.6)	(1.4)	(0.3)	(0.4)
Other investing activities		-	-	-	0.1
Proceeds from disposal of non-current assets		108.0	19.3	62.7	17.6
Proceeds from disposal of controlled entities		22.4	-	3.9	-
Net cash used in investing activities		(653.2)	(827.1)	(649.6)	(461.8)
Cash flows from financing activities					
Dividends paid		(198.0)	(193.2)	(198.0)	(193.2)
Proceeds from issues of ordinary shares		8.3	20.6	8.3	20.6
Net (repayment)/drawdown of borrowings		(20.2)	158.1	-	-
Receipts from controlled entities		-	-	495.4	290.8
Net cash (used in)/provided by financing activities		(209.9)	(14.5)	305.7	118.2
Net increase/(decrease) in cash		34.2	(20.8)	25.2	8.7
Cash at the beginning of the year		84.8	106.3	26.6	17.6
Effects of exchange rate changes on the balances of cash held in foreign currencies		(7.9)	(0.7)	1.1	0.3
Cash at the end of the year		111.1	84.8	52.9	26.6

The statements of cash flows are to be read in conjunction with the notes to the financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

1. Statement of Accounting Policies

The significant accounting policies that have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report is a general purpose financial report prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of assets.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as noted below, are consistent with those adopted in the previous financial year.

Changes in Accounting Policy

Employee Benefits

The consolidated entity has applied the revised AASB 1028 "Employee Benefits" for the first time from 1 January 2003.

The liability for wages, salaries and annual leave is now calculated using the remuneration rates the Company expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 January 2003 as a result of this change are:

- $2.7 million (Santos Ltd: $2.6 million) increase in provision for employee benefits.
- $1.9 million (Santos Ltd: $1.8 million) decrease in opening retained profits.
- $0.8 million (Santos Ltd: $0.8 million) increase in future income tax benefit.

As a result of this change in accounting policy, employee benefits expense increased by $0.3 million (Santos Ltd: $0.3 million) and income tax expense decreased by $0.1 million (Santos Ltd: $0.1 million) for the current year to 31 December 2003.

Provisions and Contingent Liabilities

The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 January 2003.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The adjustments to the consolidated and Company financial reports as at 1 January 2003 as a result of this change are to increase opening retained profits, and to decrease opening provision for dividends by $93.3 million.

This change in accounting policy did not impact on profit or cash flows for the reporting period to 31 December 2003.

1. Statement of Accounting Policies (continued)

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, Santos Ltd being the parent entity, and its controlled entities ("the consolidated entity").

The balances and effects of all transactions between controlled entities are eliminated in full on consolidation.

Interests in unincorporated joint ventures are recognised by including in the financial statements under the appropriate headings the consolidated entity's proportion of the joint venture costs, assets and liabilities.

(c) Non-current assets

With the exception of exploration expenditure carried forward pertaining to areas of interest in the exploration stage (refer note 1(l)), the carrying amounts of non-current assets are reviewed to determine whether they are in excess of their estimated recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the estimated recoverable amount, the asset is written down to the lower value. The write-down is expensed in the reporting period in which it occurs.

In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(d) Acquisition of assets

All assets acquired are recorded at their cost of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

On acquisition of a controlled entity, the identifiable net assets acquired are recorded at their fair values. To the extent that there is excess purchase consideration representing goodwill, the goodwill is amortised using the straight line method over a period of 20 years. The unamortised balance of goodwill is reviewed at each balance date and charged against profit to the extent that the balance exceeds the value of expected future benefits.

Assets transferred between entities within the consolidated entity are recognised by the acquiring entity at fair value. Where the consideration agreed between the parties for a transfer does not equal the fair value of the transfer, the difference between the fair value and the consideration is recognised as revenue or expense by the acquiring entity.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

1. Statement of Accounting Policies (continued)

(e) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange in effect at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rate of exchange existing on that date. Exchange differences relating to amounts receivable or payable in foreign currencies are brought to account in the statements of financial performance in the period in which they arise.

Monetary assets and liabilities of integrated foreign operations are translated at the exchange rate existing at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on the translation of monetary assets and liabilities are brought to account in the statement of financial performance.

Assets and liabilities of self-sustaining foreign operations are translated at the exchange rate existing at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal of the operation.

(f) Derivative financial instruments

Hedges
The consolidated entity uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives used are forward foreign exchange contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps and options, commodity crude oil price swap and option contracts and natural gas swap and option contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The consolidated entity does not trade in derivative financial instruments for speculative purposes.

Gains and losses on derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposures they are hedging.

The gains and losses on derivative financial instruments hedging specific purchase or sale commitments are deferred and included in the measurement of the purchase or sale.

Where hedge transactions are designated as a hedge of an anticipated specific purchase or sale, the gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance. The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the inception of the hedge transaction.

Net investment in foreign operation

Exchange differences relating to amounts receivable or payable in foreign currencies forming part of the net investment in a self-sustaining foreign operation are transferred on consolidation to the foreign currency translation reserve.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

1. Statement of Accounting Policies (continued)

(g) Revenue

Product sales, equipment rentals and pipeline tariffs, overriding royalties and other income are recognised when the goods and services are provided and the consolidated entity has a legally enforceable entitlement to the proceeds. Interest revenue is recognised as it accrues. Dividend income from controlled entities is recognised as revenue as dividends are declared and from other parties as dividends are received.

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(i) Cash

For the purposes of the statements of cash flows, cash includes cash on hand, cash at bank and short-term deposits at call.

(j) Receivables

Trade debtors and other receivables are recorded at amounts due. A provision is made for any doubtful debts based on a review of collectability of outstanding amounts at balance date. Bad debts are written off in the period they are identified.

(k) Inventories

Inventories are valued at the lower of cost and net realisable value after provision is made for obsolescence. Cost is determined as follows:

(i) drilling and maintenance stocks, which include plant spares, maintenance and drilling tools used for ongoing operations, are valued at average cost; and

(ii) petroleum products, which comprise extracted crude oil, liquefied petroleum gas, condensate and naphtha stored in tanks and pipeline systems and processed sales gas and ethane stored in subsurface reservoirs, are valued using the absorption cost method.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

1. Statement of Accounting Policies (continued)

(l) Exploration and development expenditure

Exploration and development expenditures in respect of each area of interest are accumulated and carried forward if either:

(i) such expenditure is expected to be recouped through successful development and commercial exploitation of the area of interest; or

(ii) the exploration activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

When an area of interest is abandoned or if Directors consider the expenditure to be of reduced or no further value, accumulated exploration expenditure is written down or off in the period in which such a decision is made.

(m) Borrowings

Borrowings are carried on the statements of financial position at their principal amount. Interest is accrued at the contracted rate.

(n) Leases

Operating lease payments, where the lessor effectively retains substantially all the risks and benefits of ownership of the leased items, are expensed on a straight line basis over the term of the lease.

(o) Capitalisation of borrowing costs

Pre-production borrowing costs, including interest, finance charges and foreign currency exchange gains and losses relating to major plant and equipment projects under development and construction up to the date of commencement of commercial operations, are capitalised and amortised over the expected useful lives of the facilities. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rate, which for the year ended 31 December 2003 was 4.91% (2002:5.38%).

Borrowing costs incurred in respect of completed projects are expensed.

(p) Deferred income

A liability is recorded for obligations under sales contracts to deliver natural gas in future periods for which payment has already been received.

1. Statement of Accounting Policies (continued)

(q) Depreciation and depletion

Depreciation charges are calculated to write-off the carrying value of buildings, plant and equipment over their estimated useful lives to the entity. Depreciation of onshore buildings, plant and equipment assets is calculated using the straight line method of depreciation. The estimated useful lives to the entity will vary for each asset depending on projected average rate of usage, degree of technical obsolescence, expected commercial life and the period of time during which the right or entitlement to the asset exists. The depreciation rates are reviewed and reassessed periodically in light of technical and economic developments.

The useful lives for each class of onshore asset will vary depending on their individual technical and economic characteristics but will generally fall within the following ranges:

• Plant and equipment	
▪ Computer equipment	3 - 5 years
▪ Motor vehicles	4 - 7 years
▪ Furniture and fittings	10 - 20 years
▪ Pipelines	10 - 30 years
▪ Plant and facilities	10 - 50 years
• Buildings	20 - 50 years

Depreciation of offshore plant and equipment is calculated using a unit of production method which will proportionately depreciate the assets over the life of the Proved plus Probable ("2P") reserves on a field by field basis.

Depletion charges are calculated using a unit of production method which will amortise, over the life of the 2P reserves, exploration and development expenditure together with future costs necessary to develop the reserves in the respective areas of interest.

Depletion is not charged on costs carried forward in respect of areas of interest in the development stage until production commences.

(r) Restoration

Provisions are made for environmental restoration of areas of interest where gas and petroleum production is undertaken. Such provisions recognise the estimated future restoration obligations incrementally over the life of the reserves on a unit of production basis. The estimated future obligations include removing of facilities, abandoning of wells and restoring the affected areas. Estimates for the future restoration obligations are reviewed and reassessed regularly, based on current legal requirements and technology and are measured in current dollars on an undiscounted basis. Adjustments to the provisions are made on a prospective basis.

1. Statement of Accounting Policies (continued)

(s) Employee benefits

The provisions for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year-end represent present obligations resulting from employees services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave is provided in respect of all employees, based on the present value of the estimated future cash outflow to be made resulting from employees' services up to balance date. The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

The Company and several controlled entities contribute to a number of defined benefit and cash accumulation superannuation plans. Contributions are recognised as an expense as they are made.

(t) Employee share ownership plans

The Company operates a number of share ownership plans.

Shares issued under the Santos Executive Share Plan, Santos Executive Share Option Plan and the Santos Employee Share Purchase Plan are recorded as contributed equity at the fair value of the consideration received, if any.

The value of the shares issued to eligible employees under the Santos Employee Share Acquisition Plan is expensed over a three-year period.

(u) Income tax

Tax effect accounting is applied whereby the income tax charged in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statements of financial position as a deferred tax asset or deferred tax liability. Future income tax benefits relating to entities which incur losses are brought to account where realisation of the benefits is considered to be virtually certain.

Santos Ltd is the head entity in the tax-consolidated group comprising all the Australian resident wholly-owned controlled entities set out in note 23. The implementation date for the tax-consolidated group is 1 January 2003. The Company intends to advise the Commissioner of Taxation of its intention to form a consolidated group by the due date.

The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group.

1. Statement of Accounting Policies (continued)

(u) Income tax (continued)

The tax-consolidated group has entered into a tax funding agreement that requires wholly-owned subsidiaries to make contributions to the head entity for tax liabilities and deferred tax balances arising from external transactions occurring after implementation of tax consolidation and provides for the transition of subsidiaries into the tax-consolidated group. The contributions are calculated as a percentage of profit from ordinary activities before income tax expense. Contributions are payable following payment of the liabilities by Santos Ltd. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense or revenue.

The tax-consolidated group has also entered into a tax sharing agreement pursuant to which the wholly-owned subsidiaries may be required to contribute to the tax liabilities of Santos Ltd in the event of default by Santos Ltd or upon leaving the group.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$million	$million	**$million**	$million
2. Revenue from Ordinary Activities				
Product sales:				
Gas and ethane	720.8	659.6	306.1	295.0
Crude oil	477.7	550.1	175.7	191.6
Condensate/naphtha	150.0	156.0	63.8	64.7
Liquefied petroleum gas	116.5	112.7	70.7	68.9
	1,465.0	1,478.4	616.3	620.2
Other:				
Overriding royalties	13.3	15.6	18.4	21.7
Equipment rentals, pipeline tariffs and other	7.6	20.5	3.9	-
Interest revenue:				
Controlled entities	-	-	35.5	37.0
Other entities	2.5	4.5	1.4	3.0
Dividends from other entities	0.4	4.0	0.4	4.0
Proceeds from sale of non-current assets	108.0	19.3	62.7	17.6
Proceeds from sale of controlled entities	22.6	-	3.9	-
	154.4	63.9	126.2	83.3
3. Expenses from Ordinary Activities				
Cost of sales:				
Production costs	275.5	260.7	104.7	96.4
Pipeline tariffs and tolls	33.3	30.9	3.2	0.2
Royalty, excise and PRRT	131.4	108.7	41.6	40.4
Depreciation, depletion and amortisation	528.8	466.1	194.7	174.8
Third party gas purchases	5.4	4.5	12.4	14.6
	974.4	870.9	356.6	326.4
Other:				
Selling, general and administrative expenses:				
Operating expenses	41.6	37.7	34.1	30.8
Depreciation and amortisation	2.8	3.0	1.1	0.5
Write-down of investment in controlled entities	-	-	40.8	10.2
Write-down of investment in listed shares	4.4	2.3	4.4	2.3
	48.8	43.0	80.4	43.8
Book value of non-current assets sold	52.9	13.1	16.9	11.8
Book value of controlled entities sold	18.1	-	4.9	-
Write-down of exploration expenditure	59.7	75.3	6.1	8.6
	179.5	131.4	108.3	64.2

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$million	$million	**$million**	$million
4. Borrowing Costs				
Interest expense:				
Controlled entities	-	-	83.6	67.7
Other entities	57.2	70.9	0.4	-
Less interest capitalised	(22.6)	(24.2)	-	(0.6)
	34.6	46.7	84.0	67.1
5. Profit from Ordinary Activities				
(a) Profit from ordinary activities before tax includes the following items classified as part of cost of sales and/or selling, general and administrative expenses				
Depreciation, depletion and amortisation:				
Depletion of exploration and development expenditure	333.8	310.9	119.7	113.3
Depreciation of plant and equipment	168.7	126.1	69.1	53.8
Depreciation of buildings	3.3	5.3	1.8	4.0
Future restoration costs	16.8	17.0	5.2	4.2
Amortisation of capitalised leases	-	0.8	-	-
Amortisation of goodwill	9.0	9.0	-	-
	531.6	469.1	195.8	175.3
Charges to provisions:				
Doubtful debts	0.2	(0.5)	0.1	(0.5)
Stock obsolescence	1.0	0.2	0.2	-
Employee entitlements and non-executive Directors' retirement benefits	6.7	7.2	6.2	6.7
Operating lease rentals	45.6	53.8	22.5	24.4
(Profit)/loss on disposal of other non-current assets	(55.1)	(6.2)	(45.8)	(5.8)
(Profit)/loss on disposal of controlled entities	(4.5)	-	1.0	-
(b) Individually significant expenses/(gains) included in profit from ordinary activities before income tax				
Write-down of exploration expenditure	59.7	75.3	6.1	8.6
Accelerated depreciation – Heytesbury plant	20.2	-	-	-
Gain on sale of investment in listed shares	(45.8)	-	(45.8)	-
	34.1	75.3	(39.7)	8.6

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$million	$million	**$million**	$million
6. Taxation				
Income tax attributable to profit from ordinary activities				
The prima facie income tax attributable to profit from ordinary activities differs from income tax expense and is calculated as follows:				
Prima facie income tax at 30% (2002: 30%)	129.3	148.0	58.1	73.7
Tax effect of permanent and other differences which increase/(decrease) income tax expense:				
Non-deductible depletion, depreciation and amortisation	18.9	16.2	2.5	-
Rebate on dividend income	-	(1.2)	-	(1.2)
Other	9.0	(9.3)	10.1	0.6
Individually significant income tax items				
Write-down of exploration expenditure	15.5	17.5	1.4	0.3
Gain on sale of investments in listed shares	(13.8)	-	(13.8)	-
Tax benefit arising from reduced deferred tax balances upon entering into Australian tax consolidation regime	(55.0)	-	(55.0)	-
Income tax expense allocated to wholly-owned subsidiaries under tax funding agreement	-	-	(131.1)	-
Income tax expense relating to transactions, events and balances of wholly-owned subsidiaries in the tax-consolidated group	-	-	138.5	-
	103.9	171.2	10.7	73.4
Income tax comprises amounts set aside to:				
Provision for current income tax	144.1	154.2	126.1	64.2
Deferred tax liability	(53.0)	(14.1)	15.7	9.2
Deferred tax asset	12.8	31.1	-	-
Tax related receivable from wholly owned subsidiaries	-	-	(131.1)	-
	103.9	171.2	10.7	73.4

Tax Consolidation

As a consequence of the substantive enactment of the tax consolidation legislation and the consolidated entity's implementation date being 1 January 2003, the consolidated entity has applied UIG 52 "Income Tax Accounting under the Tax Consolidation System".

In Santos Ltd, the effect of the initial adjustments at 1 January 2003 is:

- An increase in deferred tax liabilities transferred from wholly-owned subsidiaries in the tax-consolidated group of $183.7 million,
- A tax related intercompany receivable of $183.7 million, and
- A decrease in income tax expense of $55.0 million.

In Santos Ltd, the total effect for the year ended 31 December 2003 is:

- An increase in deferred tax liabilities of $207.9 million,
- A decrease in current tax liabilities of $1.3 million,
- A decrease in income tax expense of $47.6 million, and
- An increase in tax related intercompany receivables of $314.8 million.

In future periods Santos Ltd will recognise all current and deferred tax assets and liabilities of the tax-consolidated group.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$million	$million	**$million**	$million
7. Dividends				
Dividends provided for or paid by the Company				
Preferential, non-cumulative dividend of $3.2760 per reset convertible preference share paid on 31 March 2003, pro rata from 30 September 2002 to 31 December 2003 , fully franked	-	5.9	-	5.9
Preferential, non-cumulative dividend of $3.2760 per reset convertible preference share paid on 31 March 2003, fully franked (2002: $2.1060 per share paid on 2 April 2002, fully franked)	11.5	7.4	11.5	7.4
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share paid on 30 September 2003, fully franked (2002: $3.2940 per share paid on 30 September 2002, fully franked)	11.5	11.5	11.5	11.5
Final dividend of 15.0 cents per ordinary share payable on 31 March 2003 fully franked	-	87.4	-	87.4
Final 2002 dividend of 15.0 cents per ordinary share paid on 31 March 2003, fully franked	87.4	-	87.4	-
Interim dividend of 15.0 cents per ordinary share paid on 30 September 2003, fully franked (2002: 15.0 cents per share, fully franked)	87.6	87.4	87.6	87.4
	198.0	199.6	198.0	199.6
Subsequent to reporting date				
Since the end of the financial year, the Directors have declared the following dividends payable on 31 March 2004:				
Final 2003 dividend of 15.0 cents per ordinary share, fully franked	87.7			
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share, fully franked	11.5			
	99.2			
The financial effect of these dividends has not been brought to account in the consolidated financial statements for the year ended 31 December 2003.				
Franking credits				
Balance of franking account credits at 30% available for future distribution, after adjusting for franking credits which will arise from the payment of the current income tax provision at 31 December 2003.	358.3	272.9	358.3	123.7

7. Dividends (continued)

Franking credits (continued)

Tax Consolidation Legislation

From 1 January 2003, Santos Ltd and its Australian resident wholly-owned controlled entities adopted the tax consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of Santos Ltd franking credits available to shareholders disclosed at 31 December 2003 has been measured under the new tax consolidation legislation.

The comparative information for Santos Ltd has not been restated for this change in measurement. Had the comparative information been calculated on the new basis, the Santos Ltd "franking credits available" balance as at 31 December 2002 would have been $272.9 million.

	CONSOLIDATED		SANTOS LTD	
	2003 $million	2002 $million	**2003 $million**	2002 $million
8. Receivables				
Trade debtors	144.3	208.9	88.1	104.9
Sundry debtors	29.1	72.8	12.6	21.0
Less provision for doubtful debts	(1.7)	(2.3)	(0.7)	(0.6)
Amounts owing by controlled entities	-	-	995.5	1,514.8
Tax related balances owing by controlled entities	-	-	314.8	-
	171.7	279.4	1,410.3	1,640.1
9. Inventories				
Petroleum products	73.7	84.5	35.9	45.5
Drilling and maintenance stocks	45.9	46.8	18.9	18.3
Less provision for obsolescence	(7.2)	(6.7)	(1.6)	(1.4)
	112.4	124.6	53.2	62.4
10. Other Assets				
Current				
Deferred foreign currency fluctuations on borrowings	-	19.5	-	-
Prepayments	14.3	11.9	7.4	6.9
Security Deposit	-	4.8	-	2.8
	14.3	36.2	7.4	9.7
Non-current				
Deferred foreign currency fluctuations on borrowings	-	9.7	-	-
Other	1.1	1.1	-	-
	1.1	10.8	-	-

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED		SANTOS LTD	
	2003 $million	2002 $million	**2003 $million**	2002 $million
11. Exploration and Development Expenditure				
At cost	5,613.1	5,533.0	1,859.4	1,742.3
Less accumulated depletion	(2,667.8)	(2,485.1)	(955.8)	(836.1)
	2,945.3	3,047.9	903.6	906.2
Movements during the year				
Areas in which production has commenced				
Cost at the beginning of the year	5,108.8	4,642.2	1,624.3	1,476.3
Expenditure incurred during the year	277.5	354.7	92.6	117.5
Acquisitions	19.5	125.1	1.6	-
Disposals	(16.0)	(1.0)	-	-
Foreign currency translation	(231.6)	(71.3)	-	-
Expenditure transferred from areas in the exploration and development stage	36.3	59.1	33.9	30.5
Expenditure written off during the year	(3.9)	-	-	-
Cost at the end of the year	5,190.6	5,108.8	1,752.4	1,624.3
Less accumulated depletion	(2,667.8)	(2,485.1)	(955.8)	(836.1)
	2,522.8	2,623.7	796.6	788.2
Areas in the exploration and development stage				
Cost at the beginning of the year	424.2	446.1	118.0	124.1
Expenditure incurred during the year	109.6	87.2	29.0	43.0
Acquisitions	0.4	37.1	-	-
Disposals	(17.7)	(10.0)	-	(10.0)
Foreign currency translation	(1.9)	(1.8)	-	-
Expenditure transferred to areas where production has commenced	(36.3)	(59.1)	(33.9)	(30.5)
Expenditure written off during the year	(55.8)	(75.3)	(6.1)	(8.6)
Cost at the end of the year	422.5	424.2	107.0	118.0
Total exploration and development expenditure	2,945.3	3,047.9	903.6	906.2

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

		CONSOLIDATED		SANTOS LTD	
		2003	2002	**2003**	2002
		$million	$million	**$million**	$million
12.	**Land and Buildings, Plant and Equipment**				
	Land and buildings				
	At cost	94.7	89.6	52.3	49.0
	Less accumulated depreciation	(47.7)	(44.4)	(33.0)	(30.5)
		47.0	45.2	19.3	18.5
	Plant and equipment				
	At cost	3,576.1	3,246.1	1,642.1	1,538.1
	Less accumulated depreciation	(1,782.3)	(1,618.6)	(988.3)	(917.1)
		1,793.8	1,627.5	653.8	621.0
	Total land and buildings, plant and equipment	1,840.8	1,672.7	673.1	639.5
	Movements during the year				
	Land and buildings				
	Balance at the beginning of the year	45.2	43.5	18.5	18.6
	Additions	5.1	7.0	2.6	3.9
	Depreciation expense	(3.3)	(5.3)	(1.8)	(4.0)
	Balance at the end of the year	47.0	45.2	19.3	18.5
	Plant and equipment				
	Balance at the beginning of the year	1,627.5	1,435.0	621.0	566.3
	Additions	358.1	312.0	102.2	110.9
	Acquisitions	13.5	10.9	-	-
	Disposals	(32.2)	(2.7)	(0.3)	(2.4)
	Depreciation expense	(168.7)	(126.9)	(69.1)	(53.8)
	Foreign currency translation	(4.4)	(0.8)	-	-
	Balance at the end of the year	1,793.8	1,627.5	653.8	621.0
13.	**Other Financial Assets**				
	Investments in controlled entities	-	-	2,284.9	1,833.8
	Investments in other entities:				
	Listed shares at cost	1.2	17.8	0.5	17.1
	Listed shares at recoverable amount	10.5	14.9	10.5	14.9
		11.7	32.7	2,295.9	1,865.8
	Market value of investments in listed shares	16.2	73.8	11.7	71.7
14.	**Intangibles**				
	Goodwill, at cost	160.2	160.2	-	-
	Less accumulated amortisation	(151.7)	(142.7)	-	-
		8.5	17.5	-	-

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED		SANTOS LTD	
	2003 $million	2002 $million	**2003 $million**	2002 $million
15. Payables				
Trade creditors	242.6	284.7	95.3	95.1
Sundry creditors and accruals	48.7	37.1	18.4	6.3
Amounts owing to controlled entities	-	-	541.3	396.2
	291.3	321.8	655.0	497.6
16. Interest-Bearing Liabilities				
Current				
Amounts owing to controlled entities	-	-	1,411.7	1,502.4
Long-term notes	45.4	60.0	-	-
	45.4	60.0	1,411.7	1,502.4
Non-current				
Commercial paper	110.0	6.0	-	-
Medium-term notes	20.0	20.0	-	-
Long-term notes	833.3	1,161.7	-	-
	963.3	1,187.7	-	-

Details of major credit facilities

(a) Bank loans

The consolidated entity has access to the following committed revolving facilities:

Revolving facilities at 31 December 2003

Year of maturity	Currency	Amount A$million
2004	Multi option	100.0
2005	Multi option	75.0
2006	Multi option	125.0
2007	Multi option	175.0
2008	Multi option	50.0
		525.0

Bank loans bear interest at the relevant interbank reference rate plus 0.25% to 0.48%. The amount drawn at 31 December 2003 is $nil (2002: $nil).

16. Interest-Bearing Liabilities (continued)

(b) Commercial paper

The consolidated entity has commercial paper programs based in Hong Kong and Australia. The programs which total US$200.0 million (2002: US$200.0 million) (Euro Commercial Paper) and A$800.0 million (2002: A$800.0 million) (Promissory Notes) are supported by the revolving facilities referred to in (a) above. At 31 December 2003, A$110.0 million (2002: A$6.0 million) equivalent of commercial paper is on issue and the weighted average annual effective interest rate is 5.50% (2002: 5.08%).

(c) Medium-term notes

The consolidated entity has a A$500.0 million (2002: A$500.0 million) domestic medium-term note program. At 31 December 2003, A$20.0 million (2002: A$20.0 million) of medium-term notes have been issued at fixed rate and swapped into floating rates of interest of 6.20% (2002: 5.63%), maturing in 2008.

(d) Long-term notes

US$170.0 million of long-term notes were issued to institutional investors in 1993 at an annual effective interest rate of 6.95% and repayable in five annual US dollar instalments which commenced in December 2001. As at 31 December 2003 US$68.0 million (A$90.8 million) remains outstanding (2002: US$102.0 million equivalent to A$180.0 million). A further US$290.0 million (A$387.3 million) (2002: US$290.0 million equivalent to A$512.0 million) of long-term notes were issued to institutional investors in 2000 at an annual effective interest rate of 8.37% and are repayable at varying maturity dates between 2007 and 2015. In addition US$300.0 million (A$400.6 million) (2002: US$300.0 million equivalent to A$529.7 million) of long-term notes were issued to institutional investors in 2002 at an annual effective interest rate of 6.11% and are repayable at varying maturity dates between 2009 and 2022.

The consolidated entity has entered into interest rate swap contracts to manage the exposure to interest rates. This has resulted in a weighted average interest rate on interest-bearing liabilities of 4.72% as at 31 December 2003 (2002: 5.14%), refer note 33(b). All facilities are unsecured and arranged through a controlled entity, Santos Finance Ltd, and are guaranteed by Santos Ltd.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED 2003 $million	CONSOLIDATED 2002 $million	SANTOS LTD 2003 $million	SANTOS LTD 2002 $million
17. Provisions				
Current				
Dividends	-	93.3	-	93.3
Employee benefits	47.7	44.6	46.3	43.7
Future restoration costs	7.6	2.9	1.2	1.1
Non-executive Directors' retirement benefits	-	0.6	-	0.6
	55.3	141.4	47.5	138.7
Non-current				
Future restoration costs	113.7	101.5	36.0	31.2
Non-executive Directors' retirement benefits	2.3	1.7	2.3	1.7
	116.0	103.2	38.3	32.9

Non-executive Directors' retirement benefits
Santos Ltd provides for retirement benefits for non-executive Directors pursuant to the terms of agreements approved by shareholders at the Annual General Meeting of Santos Ltd on 9 May 1989.

	CONSOLIDATED 2003 $million	SANTOS LTD 2003 $million
Reconciliations		
Reconciliations of the carrying amounts of each class of provision, except for employee benefits and restoration provision, are set out below:		
Dividends		
Carrying amount at beginning of year	93.3	93.3
Adjustment on adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	(93.3)	(93.3)
Provisions made during the year		
Final dividend 2002	98.9	98.9
Interim dividend 2003	99.1	99.1
Payments made during the period	(198.0)	(198.0)
Carrying amount at the end of year	-	-
Non-executive Directors' Retirement Benefits - Current		
Carrying amount at beginning of year	0.6	0.6
Provisions made during the year	(0.2)	(0.2)
Payments made during the year	(0.4)	(0.4)
Carrying amount at end of year	-	-
Non-executive Directors' Retirement Benefits - Non-Current		
Carrying amount at beginning of year	1.7	1.7
Provisions made during the year	0.6	0.6
Carrying amount at end of year	2.3	2.3

	CONSOLIDATED 2003 $million	CONSOLIDATED 2002 $million	SANTOS LTD 2003 $million	SANTOS LTD 2002 $million
18. Other Liabilities				
Deferred foreign currency fluctuations on borrowings:				
Current	10.6	-	-	-
Non-current	55.7	-	-	-

The deferred foreign currency fluctuations on US dollar borrowings designated as hedges reflect the deferred gains arising from the movement of the Australian dollar against the US dollar from the inception of the drawdown of the borrowings to balance date.

Deferred foreign currency fluctuation losses of $29.2 million ($19.5 million current and $9.7 million non-current) were included in other assets in 2002.

	CONSOLIDATED 2003 $million	CONSOLIDATED 2002 $million	SANTOS LTD 2003 $million	SANTOS LTD 2002 $million
19. Contributed Equity				
Share capital				
584,475,013 (2002: 582,782,293) ordinary shares, fully paid	1,550.8	1,542.5	1,550.8	1,542.5
231,000 (2002: 266,750) ordinary shares, paid to one cent	-	-	-	-
3,500,000 (2002: 3,500,000) reset convertible preference shares	342.3	342.3	342.3	342.3
	1,893.1	1,884.8	1,893.1	1,884.8

Movement in fully paid ordinary shares	Note	2003 Number of shares	2002 Number of shares	2003 $million	2002 $million
Balance at the beginning of the year		582,782,293	578,797,345	1,542.5	1,521.9
Santos Executive Share Plan	(a)	35,750	222,500	0.1	0.6
Santos Employee Share Acquisition Plan	(b)	254,106	219,648	1.5	1.4
Santos Employee Share Purchase Plan	(c)	152,864	57,800	1.0	0.3
Shares issued on exercise of options	(d)	1,250,000	3,485,000	5.7	18.3
Balance at the end of the year		584,475,013	582,782,293	1,550.8	1,542.5
Movement in reset convertible preference shares					
Balance at the beginning of the year		3,500,000	3,500,000	342.3	342.3
Shares issued	(f)	-	-	-	-
Balance at the end of the year		3,500,000	3,500,000	342.3	342.3

The market price of the Company's ordinary shares on 31 December 2003 was $6.87 (2002: $6.02).

19. Contributed Equity (continued)

(a) Santos Executive Share Plan

The Santos Executive Share Plan was approved by shareholders in general meeting on 22 December 1987.

In essence, the Plan involves the Company issuing to employees selected by the Board ("the Executives"), a number of ordinary shares in the capital of the Company determined by the Board. There are two categories of Plan Shares which have been issued to Executives, Plan 2 Shares and Plan 0 Shares, each initially issued as partly paid shares, paid to one cent.

The Plan allows for calls to be made at the instigation of the Company in certain specified events or at the request of the Executive. While partly paid, the Plan Shares are not transferable, carry no voting right and no entitlement to dividend but are entitled to participate in any bonus or rights issue. The price payable for shares issued under the Plan varies according to the event giving rise to a call being made. Market price at the time of the call is payable on the issued Plan 2 Shares if the Executive resigns within two years from the date of issue or is dismissed. After a restriction period of two years, the price payable upon a call being made on the issued Plan 2 Shares is the lower of two-thirds of the market price on the date of allotment and the highest sale price on the day prior to the date of the call. The price payable on the issued Plan 0 Shares is the lowest of market price on the date of allotment, the date of the call and the date 14 days thereafter.

Since its inception, some 101 Executives have participated in the Plan and 2,012,500 Plan 0 and 1,999,500 Plan 2 Shares have been issued, principally on: 22 December 1987, 7 February and 5 December 1989; and 24 December 1990. At the beginning of the financial year there were 144,500 Plan 0 and 122,250 Plan 2 shares on issue. During the financial year, no issue of Plan Shares was made and at balance date no offer to an Executive was outstanding. During the financial year 28,750 Plan 0 and 7,000 Plan 2 Shares were fully paid and aggregate proceeds of $125,652 received by the Company. As at 31 December 2003 there were 14 holders of the outstanding 115,750 Plan 0 Shares and 13 holders of the outstanding 115,250 Plan 2 Shares.

In 1997 the Board determined that the Plan be discontinued and, accordingly, there has been no further issues of shares under the Plan.

(b) Santos Employee Share Acquisition Plan

The Santos Employee Share Acquisition Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000.

Broadly, permanent employees with at least a minimum period of service determined by Directors as at the offer date (one year of completed service for issues so far) are eligible to acquire shares under this Plan. Executives participating in the Santos Executive Share Option Plan (refer note 19(d)), casual employees and Directors of the Company are excluded from participating in this Plan. Employees are not eligible to participate under the Plan while they are resident overseas unless the Board decides otherwise.

The Plan provides for free grants of fully paid ordinary shares in the capital of the Company up to a value determined by the Board, which, to date has been $1,000 per annum per eligible employee. A trustee is funded by the Company and its subsidiaries to acquire shares direct from the Company or on market. The shares are then allotted to a trustee to hold for eligible employees who have made applications under the Plan.

19. Contributed Equity (continued)

(b) Santos Employee Share Acquisition Plan (continued)

The employee's ownership of shares allocated under the Plan, and his or her right to deal with them, are subject to restrictions until the earlier of the expiration of the restriction period determined by the Board (being 3 years) and the time when he or she ceases to be an employee. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues during the restriction period. Shares are granted to eligible employees for no consideration.

Summary of share movements in the Plan:

	OPENING BALANCE	GRANTED DURING THE YEAR		DISTRIBUTIONS DURING THE YEAR		CLOSING BALANCE	
Grant Dates	**Number**	**Number of Shares**	**Fair value per share**	**Number**	**Fair value aggregate**	**Number**	**Fair value aggregate**
			$		**$**		**$**
2003							
25 August 2000	192,950	-	-	192,950	1,163,949	-	-
24 August 2001	196,552	-	-	18,644	111,036	177,908	1,222,228
2 September 2002	216,840	-	-	21,216	126,185	195,624	1,343,937
2 September 2003	-	254,106	5.84	11,115	67,943	242,991	1,669,348
	606,342	254,106		243,925	1,469,113	616,523	4,235,513
2002							
26 August 1999	229,690	-	-	229,690	1,463,220	-	-
25 August 2000	209,440	-	-	16,490	100,422	192,950	1,161,559
24 August 2001	215,986	-	-	19,434	118,753	196,552	1,183,243
2 September 2002	-	219,648	6.40	2,808	17,235	216,840	1,305,377
	655,116	219,648		268,422	1,699,630	606,342	3,650,179

The fair value of shares granted to the trust during year, and the consideration received by the Company from the trust, is the weighted average sale price of the Company's ordinary shares on the Australian Stock Exchange during the one week period up to and including the Grant Date. The fair value of shares distributed from the trust during the year and remaining in the trust at the end of the financial year is the market price of shares of the Company on the Australian Stock Exchange as at close of trading on the respective dates.

Distributions during the year occurred at various dates throughout the year and therefore have not been separately listed.

19. Contributed Equity (continued)

(b) Santos Employee Share Acquisition Plan (continued)

The amounts recognised in the financial statements of the consolidated entity and the Company in relation to the Santos Employee Share Acquisition Plan during the year were:

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$million	$million	**$million**	$million
Employee expenses	1.4	1.4	1.4	1.4
Issued ordinary share capital	1.5	1.4	1.5	1.4

At 31 December 2003, the total number of shares acquired under the Plan since its commencement was 1,717,273.

(c) Santos Employee Share Purchase Plan

The Santos Employee Share Purchase Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000. The Plan is open to all employees (other than a casual employee or Director of the Company) determined by the Board who are continuing employees at the date of the offer. However, employees who are not resident in Australia at the time of an offer under the Plan will not be eligible to participate in that offer unless the Board otherwise decides.

General Employee Participation
Under the Plan, eligible employees may be offered the opportunity to subscribe for or acquire fully paid ordinary shares in the capital of the Company at a discount to market price, subject to restrictions, including on disposal, determined by the Board (which has been a period of one year for issues so far). The subscription or acquisition price is Market Value (being the weighted average sale price of the Company's ordinary shares on the Australian Stock Exchange during the one week period up to and including the offer date) less any discount determined by the Board (five per cent for issues so far). At the discretion of the Board, financial assistance may be provided to employees to subscribe for and acquire shares under the Plan. Participants are entitled to vote, receive dividends and participate in bonus and rights issues while the shares are restricted.

Senior Executive Long Term Incentive
During the year, selected senior executives of the Company were invited to apply for shares pursuant to the terms of the Santos Employee Share Purchase Plan as part of the Company's long term incentive arrangements and on 22 December 2003, 129,664 shares were allotted to a trustee to hold for senior executives.

The shares allocated pursuant to the Plan were allotted to a trustee at no cost to participants, to be held on their behalf. The allocation price is Market Value (as defined above) and the Trustee was funded by the Company to subscribe for the shares.

The shares are restricted for a period of one year from the date of allotment, and may be held on trust for up to four years, during which time the shares are subject to forfeiture if participants act fraudulently or dishonestly or in breach of their obligations to any Group Company. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues while the shares are restricted.

19. Contributed Equity (continued)

(c) Santos Employee Share Purchase Plan (continued)

The fair value of the 129,664 shares allotted on 22 December 2003 to a trustee to hold for senior executives was $890,792 at the end of the financial year, being the market price of the ordinary shares of the Company on the Australian Stock Exchange as at close of trading on that date.

Summary of share movements in the Plan:

	OPENING BALANCE	GRANTED DURING THE YEAR		RESTRICTION CEASED DURING THE YEAR		CLOSING BALANCE
Grant Dates	**Number**	**Number of Shares**	**Fair value per share $**	**Number**	**Date**	**Number**
2003						
7 March 2002	17,200	-	-	17,200	7 March 2003	-
2 September 2002	40,600	-	-	40,600	2 September 2003	-
7 March 2003	-	7,800	5.61	-	-	7,800
8 September 2003	-	15,400	5.77	-	-	15,400
22 December 2003	-	129,664	6.38	-	-	129,664
	57,800	152,864		57,800		152,864
2002						
30 March 2001	37,800	-	-	37,800	30 March 2002	-
6 September 2001	27,300	-	-	27,300	6 September 2002	-
7 March 2002	-	17,200	5.67	-	-	17,200
2 September 2002	-	40,600	6.06	-	-	40,600
	65,100	57,800		65,100		57,800

The fair value per share for shares granted during the year and the consideration received by the Company per share, is Market Value (as defined above) less in the case of General Employee Participation the discount of 5% referred to above.

The amounts recognised in the financial statements of the consolidated entity and the Company in relation to the Santos Employee Share Purchase Plan during the year were:

	CONSOLIDATED		SANTOS LTD	
	2003 $million	2002 $million	**2003 $million**	2002 $million
Issued ordinary share capital	1.0	0.3	1.0	0.3

At 31 December 2003, the total number of shares acquired under the Plan since its commencement was 806,464.

19. Contributed Equity (continued)

(d) Santos Executive Share Option Plan

The Santos Executive Share Option Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000.

The Plan provides for the grant of options to subscribe for or purchase ordinary shares in the capital of the Company to eligible executives selected by the Board. Participation will be limited to those executives who, in the opinion of the Board, are able to significantly influence the generation of shareholder wealth. Directors envisage the Plan applying to up to 50 executives.

Each option is a right to acquire one share, subject to adjustment in accordance with the Rules of the Plan. The options entitle the holder to participate in any bonus issue conducted by the Company, upon exercise of the options. The exercise price of each option will be adjusted in the event of a rights issue.

There are no voting or dividend rights attached to the options. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

The exercise price of the options and other conditions, including any performance hurdles, will be determined by the Board. No consideration is provided by Executives for the options. The Plan provides for options with a life of up to 10 years.

The ability to exercise the options is generally conditional on the Company achieving a prescribed performance hurdle or exercise condition. To reach the performance hurdle, the Company's Total Shareholder Return (broadly, growth in share price plus dividends reinvested) ("TSR Growth") over a minimum three-year period must equal or exceed 10% per annum calculated on a compound basis. If Total Shareholder Return does not reach the performance hurdle at the end of those respective periods, the options may nevertheless be exercisable if the hurdle is subsequently reached within the remaining life of the options. In assessing the performance against the hurdle, the Board may apply on a consistent basis an averaging method over a period of three months to allow for short-term volatility.

The fair value of shares issued as a result of exercising the options during the reporting period at their issue date is the market price of shares of the Company on the Australian Stock Exchange as at close of trading.

During the financial year, the Company granted 308,314 options over unissued shares as set out below. The ability to exercise 100,000 of these options is generally conditional on the Company achieving the performance hurdle described above and the balance are subject to the forfeiture provision described in the Senior Executive Long Term Incentive section of the Santos Executive Share Purchase Plan described above.

The amounts recognised in the financial statements of the consolidated entity and the Company in relation to executive share options exercised during the financial year were:

	CONSOLIDATED		SANTOS LTD	
	2003 $million	2002 $million	**2003 $million**	2002 $million
Issued ordinary share capital	**5.7**	18.3	**5.7**	18.3

19. Contributed Equity (continued)

(d) Santos Executive Share Option Plan (continued)

Summary of options over unissued ordinary shares
Consolidated and the Company

2003

Grant date	Date first exercisable	Expiry date	Exercise price per share $	Number of options at beginning of year	Options granted	Options lapsed	Options exercised	Number of options at end of year: On issue	Number of options at end of year: Vested	Proceeds received $	Number of shares issued [1]	Fair value aggregate [2] $
16 June 1998	16 June 2001	15 June 2003	4.84	280,000	-	-	280,000	-	-	1,355,200	280,000	1,532,500
15 June 1999	15 June 2002	14 June 2004	5.12	685,000	-	-	470,000	215,000	215,000	2,406,400	470,000	2,895,850
18 April 2000	18 April 2003	17 April 2005	3.92	650,000	-	-	500,000	150,000	150,000	1,960,000	500,000	2,920,500
26 August 2000	26 August 2003	25 August 2010	5.83	3,000,000	-	-	-	3,000,000	1,000,000	-	-	-
6 June 2001	6 June 2004	5 June 2006	6.69	700,000	-	-	-	700,000	-	-	-	-
19 October 2001	19 October 2004	18 October 2006	6.52	1,075,000	-	150,000	-	925,000	-	-	-	-
18 June 2002	18 June 2005	17 June 2007	6.20	750,000	-	50,000	-	700,000	-	-	-	-
12 December 2003	22 December 2004	22 December 2007	6.38	-	208,314	-	-	208,314	-	-	-	-
12 December 2003	12 December 2006	22 December 2008	6.38	-	100,000	-	-	100,000	-	-	-	-
				7,140,000	308,314	200,000	1,250,000	5,998,314	1,365,000	5,721,600	1,250,000	7,348,850

[1] Shares issued on the exercise of options have occurred at varying dates throughout the financial year.

[2] The fair value of shares issued as a result of exercising options during the reporting period has been determined using the market price of the Company's ordinary shares on the Australian Stock Exchange as at close of trading on the respective issue dates.

19. Contributed Equity (continued)

(d) Santos Executive Share Option Plan (continued)

Summary of options over unissued ordinary shares
Consolidated and the Company

2002

Grant date	Date first exercisable	Expiry date	Exercise price per share $	Number of options at beginning of year	Options granted	Options lapsed	Options exercised	Number of options at end of year: On issue	Number of options at end of year: Vested	Proceeds received $	Number of shares issued [1]	Fair value aggregate [2] $
25 July 1997	25 July 2000	24 July 2002	6.32	3,750,000	-	3,200,000	550,000	-	-	3,476,000	550,000	3,510,500
1 May 1998	1 May 2002	30 April 2003	5.59	550,000	-	-	550,000	-	-	3,074,500	550,000	3,314,000
16 June 1998	16 June 2001	15 June 2003	4.84	925,000	-	-	645,000	280,000	280,000	3,121,800	645,000	3,892,100
15 June 1999	15 June 2002	14 June 2004	5.12	2,225,000	-	50,000	1,490,000	685,000	685,000	7,628,800	1,490,000	9,299,824
18 April 2000	18 April 2003	17 April 2005	3.92	900,000	-	-	250,000	650,000	-	980,000	250,000	1,474,700
26 August 2000	26 August 2003	25 August 2010	5.83	3,000,000	-	-	-	3,000,000	-	-	-	-
6 June 2001	6 June 2004	5 June 2006	6.69	700,000	-	-	-	700,000	-	-	-	-
19 October 2001	19 October 2004	18 October 2006	6.52	1,275,000	-	200,000	-	1,075,000	-	-	-	-
18 June 2002	18 June 2005	17 June 2007	6.20	-	750,000	-	-	750,000	-	-	-	-
				13,325,000	750,000	3,450,000	3,485,000	7,140,000	965,000	18,281,100	3,485,000	21,491,124

[1] Shares issued on the exercise of options have occurred at varying dates throughout the 2002 financial year.

[2] The fair value of shares issued as a result of exercising options during the 2002 financial year has been determined using the market price of the Company's ordinary shares on the Australian Stock Exchange as at close of trading on the respective issue dates.

19. Contributed Equity (continued)

(e) Maximum number of shares that may be acquired under share and option schemes

The aggregate number of:

(i) shares issued under and for the time being outstanding and subject to the terms of each employee share plan of the Company; and

(ii) unissued shares to which options are granted and for the time being outstanding under any employee or executive share option plan of the Company;

cannot exceed 5% of the issued shares of all classes of the Company.

(f) Reset convertible preference shares

On 4 December 2001, the Company issued 3,500,000 reset convertible preference shares at $100 each ("Preference Shares") which resulted in an amount of $342,281,955 being credited to the Company's capital account net of the costs of issue.

Preference shareholders receive a preferential, non-cumulative dividend of 6.57% per annum, fixed until 30 September 2006. Preference Share dividends will be paid in priority to any dividends declared on ordinary class shares. Preference shareholders are not entitled to vote at any general meetings, except in the following circumstances:

(a) on a proposal:

- (i) to reduce the share capital of the Company;
- (ii) that affects rights attached to the Preference Shares;
- (iii) to wind up the Company;
- (iv) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a dividend or part of a dividend on the Preference Shares is in arrears;

(d) during the winding up of the Company.

In the event of the winding up of the Company, Preference Shares will rank for repayment of capital behind all creditors of the Company, but ahead of the ordinary class shares.

On reset dates, the Preference Shares may, at the option of either the holders of the Preference Shares or the Company, be converted or exchanged (at the election of the Company) into ordinary class shares.

(g) Restricted shares

On his appointment as Chief Executive Officer on 13 December 2000, 1,000,000 Restricted Shares were issued to Mr J C Ellice-Flint. The Restricted Shares were issued for nil consideration and are held under a trust structure. The Restricted Shares carry rights to dividends and bonus issues and allow Mr Ellice-Flint to instruct the trustee as to the exercise of voting rights. Legal title in the Shares will not pass to Mr Ellice-Flint until he has completed five years continuous service with the Group or his employment is earlier terminated by the Company (other than for cause).

19. Contributed Equity (continued)

(h) Share-based compensation - pro forma disclosure

On 7 November 2002, the Australian Accounting Standards Board released exposure draft ED 108 "Request for Comment on IASB ED 2 Share-based Payment" which if approved as an Australian Accounting Standard, will require from 1 January 2005 the fair value at grant date of shares and options issued during the financial year to be recognised as an expense over the relevant vesting period. The new accounting standard will only apply to shares or options granted after the release of the exposure draft and that have not already vested prior to the effective date of the Standard.

Had the requirement to expense the fair value of options granted been in existence since 1 January 2002, net profit and earnings per share would have been reduced to the pro forma amounts indicated below:

	CONSOLIDATED	
	2003	2002
Net profit after income tax ($million)		
As reported	327.0	322.1
Pro forma	326.9	322.0
Basic earnings per share (cents)		
As reported	52.1	51.9
Pro forma	52.1	51.9

The options were valued by independent valuers using a modified Black-Scholes option valuation methodology as at the date of issue. These options are subject to the Company performance hurdle and forfeiture provision respectively described above.

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$million	$million	**$million**	$million
20. Foreign Currency Translation Reserve	(8.8)	(4.1)	-	-
Movements during the year				
Balance at the beginning of the year	(4.1)	1.7	-	-
Exchange difference on net investment in foreign operations and related hedges:				
- gross	123.5	28.1	-	-
- related income tax (revenue)	(37.1)	(8.4)	-	-
Overseas net assets	(91.1)	(25.5)	-	-
Net translation adjustment	(4.7)	(5.8)	-	-
Balance at the end of the year	(8.8)	(4.1)	-	-

The foreign currency translation reserve records the foreign currency differences arising from translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$million	$million	**$million**	$million
21. Retained Profits	1,203.6	983.2	871.9	795.5
Movements during the year				
Balance at the beginning of the year	983.2	860.7	795.5	822.7
Effect of initial adoption of revised AASB 1028 "Employee Benefits"	(1.9)	-	(1.8)	-
Effect of initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	93.3	-	93.3	-
Net profit after income tax attributable to the shareholders of Santos Ltd	327.0	322.1	182.9	172.4
Dividends recognised during the year	(198.0)	(199.6)	(198.0)	(199.6)
Balance at the end of the year	1,203.6	983.2	871.9	795.5

22. Earnings per Share

Earnings used in the calculation of basic earnings per share reconciles to the net profit after tax in the statement of financial performance as follows:

	CONSOLIDATED	
	2003 $million	2002 $million
Net profit after tax	327.0	322.1
Restatement of prior year earnings for change in accounting policy adjusted directly against retained profits	-	(1.9)
Earnings used in the calculation of diluted earnings per share	327.0	320.2
Less dividends paid on reset convertible preference shares	(23.0)	(18.9)
Earnings used in the calculation of basic earnings per share	304.0	301.3

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	2003	2002
	Number of shares	
Basic earnings per share	583,432,623	580,861,252
Partly paid shares	112,876	130,287
Executive share options	164,841	538,622
Reset convertible preference shares	50,946,143	58,139,535
Diluted earnings per share	634,656,483	639,669,696

Partly paid shares outstanding, issued under the Santos Executive Share Plan, options outstanding, issued under the Santos Executive Share Option Plan, and reset convertible preference shares have been classified as potential ordinary shares and included in the calculation of diluted earnings per share. The number of shares included in the calculation are those assumed to be issued for no consideration, being the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

During the year, 1,250,000 options and 35,750 partly paid shares were converted to ordinary shares.

Effect of changes in accounting policies on comparatives
Basic and diluted earnings per share for the comparative financial year ended 31 December 2002 have been adjusted to the amounts that would have been determined had the changes in accounting policies as detailed in note 1(a) been applied in 2002.

23. Investments in Controlled Entities

Name	Place of Incorporation	Name	Place of Incorporation
Santos Ltd (Parent Entity)	SA	Santos (JPDA 91-01) Pty Ltd	ACT
Controlled entities[1]:		Santos (JPDA 91-12) Pty Ltd	ACT
Alliance Petroleum Australia Pty Ltd	VIC	Santos (NGA) Pty Ltd	VIC
Boston L.H.F. Pty Ltd	VIC	Santos (N.T.) Pty Ltd	ACT
Bridgefield Pty Ltd	QLD	*Controlled entity of Santos (N.T.) Pty Ltd*	
Bridge Oil Developments Pty Limited	NSW	Bonaparte Gas & Oil Pty Limited	NSW
Canso Resources Pty Ltd	NSW	Santos Offshore Pty Ltd	VIC
Coveyork Pty Ltd [2]	NSW	Santos Oil Exploration (Malaysia) Sdn Bhd	
Doce Pty Ltd	QLD	(in liquidation)	MAL
Farmout Drillers Pty Ltd	NSW	Santos Petroleum Pty Ltd	NSW
Globex Far East Pty Ltd [2]	WA	Santos QNT Pty Ltd	QLD
Kipper GS Pty Ltd	WA	*Controlled entities of Santos QNT Pty Ltd*	
Controlled entity of Kipper GS Pty Ltd		Santos QNT (No. 1) Pty Ltd	QLD
Crusader (Victoria) Pty Ltd	VIC	*Controlled entities of Santos QNT (No. 1) Pty Ltd*	
Moonie Pipeline Company Pty Ltd	QLD	Santos Petroleum Management Pty Ltd	QLD
Reef Oil Pty Ltd	NSW	Santos Petroleum Operations Pty Ltd	QLD
Santos Asia Pacific Pty Ltd	QLD	TMOC Exploration Proprietary Limited	QLD
Controlled entities of Santos Asia Pacific Pty Ltd		Santos QNT (No. 2) Pty Ltd	QLD
Santos (Sampang) Pty Ltd	SA	*Controlled entities of Santos QNT (No. 2) Pty Ltd*	
Santos (Warim) Pty Ltd	SA	Associated Petroleum Pty Ltd	QLD
Santos Australian Hydrocarbons Pty Ltd	QLD	Moonie Oil Pty Ltd	QLD
Santos (BOL) Pty Ltd	NSW	Petromin Pty Ltd	QLD
Controlled entity of Santos (BOL) Pty Ltd		Santos (299) Pty Ltd	QLD
Bridge Oil Exploration Pty Limited	ACT	Santos Exploration Pty Ltd	VIC
Santos Darwin LNG Pty Ltd	ACT	Santos Gnuco Pty Ltd	QLD
Santos Facilities Pty Ltd	SA	Transoil Pty Ltd	QLD
Santos Finance Ltd	NSW	Santos Resources Pty Ltd	QLD
Santos International Holdings Pty Ltd	ACT	Santos Timor Sea Pipeline Pty Ltd	NSW
Controlled entities of Santos International Holdings Pty Ltd		Vamgas Pty Ltd	VIC
Barracuda Limited	PNG		
Lavana Limited	PNG		
Peko Offshore Ltd	BER		
Sanro Insurance Pte Ltd	SING		
Santos Americas and Europe Corporation	USA		
Controlled entity of Santos Americas and Europe Corporation			
Santos USA Corp	USA		
Santos (Bawean) Pty Ltd *(formerly Santos (Sole) Pty Ltd*	SA		
Santos Hides Ltd	PNG		
Santos International Operations Pty Ltd	QLD		
Santos (Madura Offshore) Pty Ltd	WA		
Santos Niugini Exploration Limited	PNG		
Santos (Nth Bali 1) Pty Ltd [3]	SA		
Santos (Papalang) Pty Ltd [3]	SA		
Santos Petroleum (NZ) Limited	NZ		
Santos (Popodi) Pty Ltd [3]	SA		

1. Beneficial interests in all controlled entities is 100% except for Kipper GS Pty Ltd in which two shares of the total issued capital of 9,246,353 shares are owned by a third party.
2. Company acquired during the year.
3. Company incorporated during the year.

23. Investments in Controlled Entities (continued)

Notes

(a) Place of Incorporation

ACT - Australian Capital Territory
NSW - New South Wales
QLD - Queensland
SA - South Australia
VIC - Victoria
WA - Western Australia
BER - Bermuda
MAL - Malaysia
NZ - New Zealand
PNG - Papua New Guinea
SING - Singapore
USA - United States of America

(b) Disposal of controlled entities

Alliance Minerals Australia Pty Ltd was liquidated on 27 August 2003.

Esenjay Exploration Inc was merged with Santos USA Corp on 31 December 2003.

During the financial year the following controlled entities were disposed of:

Name of entity	Date of disposal	Beneficial interest disposed	Consideration received for shares	Book value of net assets at time of disposal
		%	$million	$million
Santos (Bentu) Pty Ltd	17 November 2003	100	(2.9)	1.2
Santos (Bentu No. 2) Pty Ltd	17 November 2003	100	15.4	10.3
Santos (Korinci-Baru) Pty Ltd	17 November 2003	100	3.9	2.7
Santos (Korinci-Baru No. 2) Pty Ltd	17 November 2003	100	6.2	3.9

The operating results to the date of disposal have been included in the consolidated operating profit. The financial impacts of the disposals on the consolidated entity and the Company are summarised below:

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$million	$million	**$million**	$million
Sale consideration (cash)	22.6	-	3.9	-
Carrying amount of disposal	18.1	-	4.9	-
Profit/(loss) on disposal	4.5	-	(1.0)	-
Net assets of entities disposed of:				
Cash	0.2	-	-	-
Exploration and Development	17.7	-	-	-
Other	0.2	-	-	-
Investment in Santos (Korinci-Baru) Pty Ltd	-	-	2.0	-
Advances to Santos (Korinci-Baru) Pty Ltd	-	-	2.9	-
	18.1	-	4.9	-

23. Investments in Controlled Entities (continued)

(c) Acquisitions of controlled entities

During the financial year the following controlled entities were acquired and their operating results have been included in the statement of financial performance from the date of acquisition:

Name of entity	Date of acquisition	Beneficial interest acquired	Consideration paid for shares	Fair value of net assets at time of acquisition
		%	$million	$million
Coveyork Pty Ltd	18 July 2003	100	0.5	0.5
Globex Far East Pty Ltd	1 July 2003	100	23.5	23.5

The financial impacts of the acquisitions on the consolidated entity and the Company are summarised below:

	CONSOLIDATED		SANTOS LTD	
	2003	2002	2003	2002
	$million	$million	$million	$million
Fair value of net assets acquired				
Cash	1.3	1.6	1.3	-
Other	10.3	(11.8)	10.3	-
Exploration and development	12.4	163.4	12.4	-
	24.0	153.2	24.0	-
Purchase consideration				
Cash consideration	24.0	153.2	24.0	-
	24.0	153.2	24.0	-

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

24. Interests in Joint Ventures

(a) Santos Ltd and its controlled entities have combined interests in unincorporated joint ventures in the following major areas:

Joint venture/area	Principal activities	Average interest %
Amadeus Basin		
Mereenie	Oil and gas production	65
Mereenie Pipeline	Oil transportation	65
Palm Valley	Gas production	48
Browse Basin	Oil and gas exploration	55
Carnarvon Basin	Oil and gas exploration and production	34
Cooper Basin Downstream	Liquid hydrocarbon transportation and processing	60
Cooper Basin Unit		
South Australia	Oil and gas production	60
Queensland	Oil and gas production	60
Cooper/Eromanga Basins		
South Australia	Oil and gas exploration and production	60
Queensland, ATP 259P	Oil and gas exploration and production	60
Other Eromanga	Oil and gas exploration and production	74
Ballera to Mt Isa Pipeline	Gas transport	18
Jackson Moonie Pipeline	Oil transportation	83
Eastern Queensland		
Bowen Basin	Gas exploration and production	50
Surat Basin	Oil and gas exploration and production	50
Gippsland Basin	Oil and gas exploration	33
Indonesia	Oil and gas exploration	37
Offshore Northern Australia		
Bonaparte Basin	Oil and gas exploration	95
Houtman Basin	Oil and gas exploration	42
Timor Gap	Oil and gas exploration and production	17
Timor Sea	Oil and gas exploration and production	18
Otway Basin	Oil and gas exploration and production	53
Papua New Guinea		
PDL1 (Part Hides Field)	Oil and gas exploration	31
Other interests	Oil and gas exploration and production	31
Sorell Basin	Oil and gas exploration	58
USA		
Onshore/Gulf Coast	Oil and gas exploration and production	43

(b) The sales revenue received from the consolidated entity's share of petroleum products produced by the joint ventures is $1,451.2 million (2002: $1,460.8 million) and the contribution of joint venture business undertakings to profit from ordinary activities before interest and tax of the consolidated entity is $496.7 million (2002: $625.3 million).

24. Interests in Joint Ventures (continued)

(c) Santos Ltd and its controlled entities' share of assets and liabilities employed in the joint ventures are included in the statements of financial position under the following classifications:

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$million	$million	**$million**	$million
Current assets				
Cash	72.1	59.8	36.3	23.8
Receivables	26.8	73.9	9.1	19.3
Inventories	27.3	39.8	17.8	16.7
Total current assets	126.2	173.5	63.2	59.8
Non-current assets				
Exploration and development expenditure	2,738.9	2,865.2	866.6	878.9
Land and buildings, plant and equipment	1,684.0	1,548.7	640.9	608.8
Other	1.2	1.1	-	-
Total non-current assets	4,424.1	4,415.0	1,507.5	1,487.7
Total assets	4,550.3	4,588.5	1,570.7	1,547.5
Current liabilities				
Payables	190.5	224.2	60.2	53.9
Provisions	7.7	3.5	1.6	1.4
Total current liabilities	198.2	227.7	61.8	55.3
Non-current liabilities				
Provisions	113.7	101.5	36.0	31.1
Total liabilities	311.9	329.2	97.8	86.4
Net investments in joint ventures	4,238.4	4,259.3	1,472.9	1,461.1

(d) The amount of capital expenditure commitments, minimum exploration commitments and contingent liabilities in respect of unincorporated joint ventures are:

	CONSOLIDATED 2003	CONSOLIDATED 2002	SANTOS LTD 2003	SANTOS LTD 2002
Capital expenditure commitments	270.9	135.5	84.5	32.0
Minimum exploration commitments	347.3	223.5	107.4	120.8
Contingent liabilities	15.1	13.4	4.8	5.2

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

25. Notes to Statements of Cash Flows

	CONSOLIDATED		SANTOS LTD	
	2003 $million	2002 $million	**2003 $million**	2002 $million
Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities				
Profit from ordinary activities after income tax	327.0	322.1	182.9	172.4
Add/(deduct) non-cash items:				
Depreciation, depletion and amortisation	531.6	469.1	195.8	175.3
Write-down of controlled entities	-	-	40.8	10.2
Write-down of exploration expenditure	59.7	75.3	6.1	8.6
Write-down of investment in listed shares	4.4	2.3	4.4	2.3
Decrease in income taxes payable	(24.5)	(38.6)	(7.4)	(8.3)
Net increase/(decrease) in deferred tax asset and deferred tax liability	14.8	17.0	(8.3)	9.2
Tax benefit upon entering into Australian tax consolidation regime	(55.0)	-	(47.6)	-
Capitalised interest	(22.6)	(24.2)	-	(0.6)
Foreign currency fluctuations	13.3	25.0	(1.1)	(0.2)
Net profit on sale of non-current assets	(55.1)	(6.2)	(45.8)	(5.8)
Net (profit)/loss on sale of controlled entities	(4.5)	-	1.0	-
Net cash provided by operating activities before change in assets or liabilities	789.1	841.8	320.8	363.1
Add/(deduct) change in operating assets or liabilities net of acquisitions of businesses:				
Decrease/(increase) in receivables	100.1	(24.8)	19.6	(25.3)
Decrease/(increase) in inventories	11.7	(13.7)	9.0	(10.5)
Decrease in other assets	2.4	4.6	2.3	2.8
(Decrease)/increase in payables	(2.4)	14.9	21.0	12.7
(Decrease)/increase in provisions	(3.6)	(2.0)	(3.6)	9.5
Net cash provided by operating activities	897.3	820.8	369.1	352.3

26. Related Parties

The names of each person holding the position of Director of Santos Ltd during the financial year are:

BARNETT Peter Charles
CONROY Francis John
ELLICE-FLINT John Charles
GERLACH Stephen
McGREGOR Graeme William
O'LEARY Michael Anthony
SLOAN Judith
WEBBER Ian Ernest : *retired 31 October, 2003*

Santos Ltd and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions, the effects of which are eliminated on consolidation.

Details of related party transactions and amounts are set out in:

Note 2 as to interest received from controlled entities;
Note 4 as to interest paid to controlled entities;
Note 8 as to tax related balances and other amounts owing by controlled entities;
Notes 15 and 16 as to amounts owing to controlled entities;
Note 16 as to guarantees by Santos Ltd of the financing facilities of controlled entities;
Note 17 as to non-executive Directors' retirement benefits;
Notes 13 and 23 as to investments in controlled entities;
Note 27 as to Directors' remuneration, including amounts paid or prescribed benefits given in respect of the retirement of Directors.

In addition:

(i) Agreements exist with the non-executive Directors providing for the payment of a sum on retirement from office as a Director in accordance with shareholder approval at the 1989 Annual General Meeting. The amount provided for the year was $319,151 (2002: $653,870).

(ii) No shares were acquired by Directors and their director related entities during the financial year from the Company (2002: Nil).

No shares were disposed of by Directors or their director related entities to the Company during the financial year (2002: Nil).

The aggregate number of shares and options held directly, indirectly or beneficially by Directors of Santos Ltd and their director related entities in Santos Ltd as at the end of the financial year was: 1,102,324 fully paid ordinary shares (2002: 1,109,495) including 1,000,000 Restricted Shares referred to in note 19; 3,000,000 options granted under the Santos Executive Share Option Plan (2002: 3,000,000); and 550 reset convertible preference shares (2002: 750).

26. Related Parties (continued)

(iii) All amounts owing by or to controlled entities are for loans made on interest free terms for an indefinite period with the exception of:

	SANTOS LTD 2003 $million	SANTOS LTD 2002 $million
Amounts owing by controlled entities	636.4	712.2
Amounts owing to controlled entities	1,411.7	1,502.4

These loans were made in the ordinary course of business on normal market terms and conditions.

(iv) Mr J W McArdle, who retired as a Director on 14 July 2001, entered into a consultancy agreement with the Company on 7 September 2001 pursuant to which he will provide consultancy services to the consolidated entity for a period of two years following his retirement as an employee of the Company. The amount paid pursuant to this agreement during the financial year was $70,000 (2002: $70,000).

(v) The spouse of a director of a Santos Group company is an employee of a subsidiary of that company and each of those persons is also a director of that subsidiary company.

(vi) The spouse of a person who was a director of a Santos Group company during part of the financial year is a partner in a law firm, which firm provided legal services to that company during the financial year and was paid $7,086.

The transactions referred to in paragraphs (iv) to (vi) occurred on terms no more favourable than would have been adopted if dealing at arm's length, do not have the potential to adversely affect decisions about the allocation of scarce resources and are trivial in nature.

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000

27. Executives' and Directors' Remuneration

(a) Executives

Amounts in respect of the financial year received or receivable from Santos Ltd or its controlled entities by executive officers of the Company and its controlled entities domiciled in Australia, whose income is $100,000 or greater	10,046	9,979	10,046	9,979
Number of executive officers whose remuneration was within the following bands:				
$000	**No.**	No.	**No.**	No.
100 - 110	1	-	1	-
200 - 210	-	1	-	1
300 - 310	1	2	1	2
320 - 330	-	2	-	2
330 - 340	1	-	1	-
340 - 350	1	-	1	-
360 - 370	1	-	1	-
370 - 380	3	6	3	6
390 - 400	-	1	-	1
400 - 410	2	-	2	-
410 - 420	1	1	1	1
420 - 430	1	-	1	-
440 - 450	1	1	1	1
450 - 460	1	-	1	-
460 - 470	1	1	1	1
490 - 500	1	1	1	1
540 - 550	-	1	-	1
560 - 570	1	-	1	-
590 - 600	1	-	1	-
720 - 730	-	1	-	1
2,790 - 2,800	1	1	1	1

Executive Officers disclosed above are those persons within the consolidated entity who have responsibility for strategic direction and senior operational management.

Remuneration includes the notional value of options and shares granted by the Company during the relevant year to certain Executive Officers pursuant to the Santos Executive Share Option Plan and Santos Employee Share Purchase Plan, details of which are described in note 19 to the financial statements. The Options were valued by independent valuers using a modified Black-Scholes option valuation methodology as at the date of issue.

Remuneration for 2003 includes bonuses (being short term components of remuneration packages in the form of a percentage base remuneration which is "at risk" against agreed performance criteria) accruing in respect of the financial year ended 31 December 2003 and not yet paid. The comparative details in respect of the financial year ended 31 December 2002 have been restated to include bonuses paid in 2003 in respect of the financial year ended 31 December 2002 but which had not been determined for individual Executive Officers at the date of the previous year's financial report.

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000

27. Executives' and Directors' Remuneration (continued)

(b) Directors

Amounts received or receivable from Santos Ltd or its controlled entities by the Directors of Santos Ltd and Directors of each of its controlled entities:	5,858	5,306	4,056	3,634

The number of Directors of Santos Ltd whose remuneration was within the following bands:

$000	No.	No.
80 - 90	-	3
90 - 100	2	3
100 - 110	3	-
300 - 310	-	1
310 - 320	1	-
430 - 440	1	-
2,790 - 2,800	1	1

The remuneration bands for Executives' and Directors' remuneration are not consistent with the emoluments disclosed in the Directors' Statutory Report as the basis of calculation differs due to the differing requirements of the Corporations Act 2001 and the Accounting Standards.

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
(c) Retirement benefits				
Retirement benefits paid to Directors, in accordance with Directors' retirement arrangements previously approved by shareholders in a general meeting	0.4	-	0.4	-

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
28. Remuneration of Auditors				
Amounts received or due and receivable by the auditors of Santos Ltd for:				
External audit services	649	618	363	416
Internal audit services	-	317	-	317
Other services:				
Taxation	112	192	-	40
Due diligence	23	260	-	-
Insurance	-	21	-	21
Other	16	77	10	55
	800	1,485	373	849

Effective 31 December 2002, KPMG no longer provided internal audit services to the Company.

29. Segment Information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographic Segments

The consolidated entity operates primarily in Australia but also has international operations in the United States, Papua New Guinea and Indonesia.

	AUSTRALIA		INTERNATIONAL		CONSOLIDATED	
	2003	2002	**2003**	2002	**2003**	2002
Primary Reporting	**$million**	$million	**$million**	$million	**$million**	$million
Geographic Segments						
Revenue						
Total segment revenue	1,445.9	1,453.5	134.6	79.8	1,580.5	1,533.3
Other unallocated revenue					38.9	9.0
Total Revenue					1,619.4	1,542.3
Results						
Earnings before interest, tax and significant items	529.8	624.8	15.6	8.7	545.4	633.5
Significant items:						
Write-down of exploration expenditure	(1.3)	(13.0)	(58.4)	(62.3)	(59.7)	(75.3)
Accelerated depreciation - Heytesbury	(20.2)	-	-	-	(20.2)	-
	508.3	611.8	(42.8)	(53.6)	465.5	558.2
Gain on sale of listed investments					45.8	-
Unallocated corporate expenses					(45.8)	(18.2)
Earnings before interest and tax					465.5	540.0
Unallocated borrowing costs					(34.6)	(46.7)
Profit from ordinary activities before income tax expense					430.9	493.3
Income tax expense					(103.9)	(171.2)
Net profit after income tax attributable to the shareholders of Santos Ltd					327.0	322.1

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

29. Segment Information (continued)

	AUSTRALIA		INTERNATIONAL		CONSOLIDATED	
	2003	2002	**2003**	2002	**2003**	2002
	$million	$million	**$million**	$million	**$million**	$million
Primary Reporting						
Geographic Segments (continued)						
Non-cash expenses						
Depreciation, depletion and amortisation	454.9	413.1	65.9	47.9	520.8	461.0
Unallocated corporate depreciation, depletion and amortisation					10.8	8.1
Total depreciation, depletion and amortisation					531.6	469.1
Write-down of exploration expenditure	1.3	13.0	58.4	62.3	59.7	75.3
Unallocated corporate write-down of listed investment					4.4	2.3
Total non-cash expenses					595.7	546.7
Acquisition of non-current assets						
Controlled entities	24.0	-	-	153.2	24.0	153.2
Oil and gas assets, property, plant and equipment	587.0	564.8	140.0	158.4	727.0	723.2
Unallocated corporate acquisition of oil and gas assets, property, plant and equipment					23.3	37.7
Total acquisition of non-current assets					774.3	914.1
Assets						
Segment assets	4,447.8	4,402.8	602.7	735.0	5,050.5	5,137.8
Unallocated corporate assets					167.8	183.0
Consolidated total assets					5,218.3	5,320.8
Liabilities						
Segment liabilities	1,678.3	1,635.7	174.9	193.6	1,853.2	1,829.3
Unallocated corporate liabilities					277.2	627.6
Consolidated total liabilities					2,130.4	2,456.9

Secondary Reporting

Business Segments

The consolidated entity operates predominantly in one business, namely the exploration, development, production, transportation and marketing of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons and the transportation of crude oil.

	CONSOLIDATED		SANTOS LTD	
	2003	2002	**2003**	2002
	$million	$million	**$million**	$million
30. Commitments for Expenditure				
The consolidated entity has the following commitments for expenditure:				
(a) Capital commitments				
Capital expenditure contracted for at balance date for which no amounts have been provided in the financial report:				
Due not later than one year	237.7	125.0	84.3	32.0
Due later than one year but not later than five years	33.2	10.5	0.2	-
	270.9	135.5	84.5	32.0

Santos Ltd has guaranteed the capital commitments of certain subsidiaries (refer note 32 for further details).

(b) Minimum exploration commitments				
Minimum exploration commitments for which no amounts have been provided in the financial report or capital commitments:				
Due not later than one year	108.2	80.3	36.5	34.4
Due later than one year but not later than five years	207.7	143.2	70.9	86.4

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Mon 23 Feb 2004 05:01:59 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos 2003 Full Year Profit Announcement Presentation

Number of pages (incl. cover sheet): 25

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131







Santos 2003 Full Year Results

Accelerating the pace of change

John Ellice-Flint

Chief Executive Officer

24 February 2004

Santos

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be effected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, gas commercialisation, development progress, operating results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

2003 – At a glance

	2003	2002
NPAT ($million)	$327	$322
Operating cashflow ($million)	$897	$821
Dividend (cps)	30c	30c
TSR (%)[1]	20%	2%
Gearing (%)[2]	23%	29%
Production (mmboe)	54.2	57.3

[1] Source: Bloomberg
[2] Net debt/ (Net debt + equity)

Santos

2003 Operational Performance

	Year End 31 Dec 2003	2002
Gas Commercialisation [a]	510PJ	340PJ
1P Reserve Replacement	148%	119%
Production Optimisation	61 TJ/d	75 TJ/d
Acquisitions & Divestments	$100m	($133m)
Cost Leadership ($m) [b]	$188m	$78m
Finding Costs (boe)	$US1.77	US$3.82
Finding & Development Costs (boe)	$US5.62	US$6.78

[a] Santos share [b] Cumulative

Santos


2003 Gas Commercialisation
PJ (Net Santos)
600
500
400
300
200
100
0
Bayu LNG
Casino
Cooper Basin
East Spar
Santos


2003 Exploration Review
• Disappointing drilling results
• Growing acreage in key areas
• Increased quality opportunities
Santos

2003 Oil Program Success

- Base building projects (including water floods)
- Bottom water drive opportunities
- New Technology

Pelican Oil Development 2003

Oil Production (bopd): 0, 2,000, 4,000

Cumulative Oil (kbbl): 0, 400, 800

Jan, Apr, Jul, Oct, Jan, Apr, Jul, Oct, Jan

Santos


2003 1P Reserves Review
(mmboe)
1P
312
2002
(54)
Production
(10)
Divestment
1
Exploration
69
Commercialisation
14
Acquisitions
7
Revisions
1P
338
2003
148% 1P Reserves Replacement
US$5.62 Finding & Developing Cost
Santos


2003 2P Reserves Review
(mmboe)
710
2002
(54)
Production
(40)
Divestment
(29)
Revisions
1
Exploration
25
Commercialisation
24
Acquisitions
636
2003
Santos


Moomba Critical Path
Stage 1 & 2
• Storage gas 3 Jan (100 TJ/d)
• Storage + field gas 4 Jan (200 TJ/d)
Stage 3
• Gas rate 500 TJ/d
• Oil at 90%
Stage 4
• Full gas processing capacity
• LRP rebuild
Stage 5 & 6
• LRP resumes May
• Complete recovery July
January
February
March
April
May
June
Santos

Moomba Incident – the Impact

- Production impact
  - Sales Gas and Ethane – 2.7 mmboe
  - Natural Gas Liquids – 1.0 mmboe
  - Oil – 0.1 mmbbl
- Net profit impact - $25 to $30 million
- Cashflow impact - $35 to $40 million

Santos

Accelerating the pace of change

Santos


Development Profile 2001
The Challenge
Scotia
01
02
03
04
05
06
07
08
09
10
Gas
Oil & Liquids
Santos


Development Profile 2003
Delivered
The Opportunity
Bayu-Undan LNG Gas
Evans Shoal
Scotia
Casino
Petrel/Tern
Hides
01
02
03
04
05
06
07
08
09
10
Patricia Baleen
John Brooks
Maleo/Oyong
Sole
Kipper
Gas
Oil & Liquids
Santos


Major Projects
Santos


Exploration Program
2002 - 2004
Amrit
Melville
Hun
Agung
Titan & Calypso
Casino
Mako
Exeter
Norfolk
2003
2002
Number of Wells
Legend
Pre-Drill Expected Mean Resource 2002/2003
Discovered Mean Commercial Resource
Exploration Program Expected Mean Resource 2004
Santos


Strategic Gas Exploration Focus
East Java
160 BCF
9 Wells
Market Annual Demand
Gas Exploration Wells
Santos


High Margin Oil Exploration
Kutei
Carnarvon
Otway
Santos

Sustainability

Sustainability for Santos means economic progress, protecting the environment and being socially responsible.

'Doing the right thing'

Santos

2003 Sustainability Initiatives

Project	Key Facts
Greenhouse Management	Policy formation & measurement
Produced Formation Water	Measurement system established
Waste Management	Measurement system established
EH&S Management System	18 management, 30 hazard standards
Indigenous Policy	Policy formation
Human Rights Policy	Policy formation
Employee Engagement Measurement	Survey and analysis complete
Energy Efficiency	Significant progress – 0.5 PJ in 2003
Supply Chain Management	Program established and implemented
Ethics Policy/ Code of Conduct	Policy formation
Disclosure Strategy for Sustainability Indicators	Sustainability review available 2004

Santos


SCIP - taking us to the next level
Strategy Defined
Business Improvement Process
Re-organisation
Centralised Services
Shared Services
Operation Improvement Projects
Santos Continuous Improvement Program
Starting the Journey 2001
Working on the Core 2003-3
Defining the future Now
Santos

Looking Ahead

- Four tools to deliver growth
- We have the people and systems
- Substantial progress to date and accelerating

Santos


Finance
Peter Wasow
Chief Financial Officer
24 February 2004
Santos


Successful In Creating Value
Production growth 5-8%
~8%
Production grows
9%
Cash flow growth 10%
EPS growth 10%
Reserve replacement ratio 150%
Reserves grow
TSR 14%
20.3%
Margin grows
148%
0%
Replacement cost shrinks
Finding Cost US$1.25
Finding & Dev Cost US$5.50
$1.77
$5.82
2003 outcome
Santos


Gas Prices Up
Sales Revenue ($ million)
1600
1400
1200
1000
1,478
2002
60
Gas prices
1
Gas volumes
(13)
Liquid prices
(61)
Liquid volumes
1,465
2003
Santos


Turning The Corner On Production Costs
($ million)
450
400
350
300
250
200
410
2002 Operating Cost
(25)
PRRT/royalty
6
Production cost savings
429
2003 Operating Cost
270
(10)
New
(5)
21
Saving
264
Santos


Netback Per Barrel Climbs
Netback ($/boe)
Market Movements
Management Action
23
22
21
20
19
18
17
16
15
18.54
2.38
(2.64)
18.28
1.66
(0.15)
(0.60)
(0.15)
19.11
US$ Oil Price
FX
Gas Prices
Mix/ Volumes
PRRT
Production Costs
2002
2003
Santos


Minor Exposure To USD
(USD)
2003
2004
USD Revenue
Hedging
USD Opex
USD Interest
USD Capex
Remaining currency exposure
Santos


EBITDAX Exceeds $1b For Fourth Year
EBITDAX ($million)
1300
1100
900
700
1087
47
(80)
(25)
6
(23)
46
(10)
(7)
1061
2002
2003
Santos


Profit After Tax – Marginal Increase
Net profit after tax ($million)
400
350
300
250
200
322
(13)
13
(14)
(39)
3
55
327
Lower EBITDA
Lower write downs
accelerated depreciation
Higher DD&A
Other
Tax consolidations
2002
2003
Santos


Cash Flow Growth Is Strong
Half yearly operating cash flow ($ million)
600
500
400
300
200
100
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
12% CAGR
Santos


Business Improvement Program
Significantly exceeded 2003 target of $130m savings
A$m
Key Initiatives:
Production Optimisation 56.7
Drilling & Completions 42.9
Gas Development Optimisation 38.8
Supply & Contracting 22.0
Compression Optimisation 8.5
Fuel & Losses 5.9
Shared Business Services 4.4
Maintenance Improvement 3.9
Operations Support Services 2.2
Government Charges 2.0
188.3
Achievement
Market commitment
Mar
Jun
Sep
Dec 02
Mar
Jun
Sept
Dec 03
Santos


Drilling Continues To Improve
Offshore
A$/ft
Onshore
A$/ft
USA
US$/ft
1800
1600
1400
1200
1000
800
600
400
200
0
1998 2001 2002 2003
Carnarvon Otway
200
190
180
170
160
150
140
130
1998 2001 2002 2003
Cooper Basin
250
225
200
175
150
125
100
Santos 02
Santos 03
Onshore US
Santos


Capital Efficiency Improves
100%
80%
60%
40%
20%
0%
Other Projects
Cooper Oil
Cooper Gas
2001
2002
2003
2004
% of total capital spend
Santos


Capital & Production Outlook
Capital (A$million)
Production (mmboe)
7% growth
Captured Opportunities
Approved Development
Santos


Affordability Of Development
Debt to total capital
1200
1000
800
600
400
200
0
-200
50%
40%
30%
20%
10%
1998
1999
2000
2001
2002
2003
Debt capacity
Gearing
Santos


2004 - 2006 Targets
Production growth
6% to 8%
Production
grows
Margin
grows
Netback (06)
≥A$22*
Replacement
cost shrinks
Reserve replacement
cost ≤US$5.50
Reserves
grow
Reserve
replacement
ratio >140%
EBITDA*
growth ps
≥10%
ROCE*
≥ 10%
Santos


Reference
Slides
Santos

Prices & Exchange Rates

	Full Year		
	2003	2002	% Change
Realised Oil Prices (USD/bbl)	29.01	25.12	+15.5
AUD / USD Exchange Rate (after hedging)	0.6654	0.5615	+18.5
Realised Oil Price (AUD/bbl)	43.59	44.74	-2.3
USA Gas Price (USD/mcf)	5.59	3.33	+67.9
Australian Gas Prices (AUD/gj)	2.94	2.79	+5.4

Santos


Production Volumes
Gas
Liquids
57.3
(1.6)
Australian Gas
0.2
USA Gas
(1.2)
Crude Oil
(0.5)
Naphtha & LPG
54.2
Liquids
17.6
Gas
39.7
15.9
38.3
2002
2003
Santos

Cost of Sales

	Full Year		
	2003	2002	% Change
Production Costs	264	270	-2.2
Pipeline Tariffs	33	31	
Royalties	93	95	
PRRT	39	14	
Total Operating Costs	429	410	+4.6
Gas Purchases	5	5	
Inventory Movement	12	(9)	
D,D&A	528	465	+13.6
Cost of Sales	974	871	+11.8

Santos

Profit

	Full Year		
	2003	2002	% Change
Gross Profit	491	608	
Profit on Sale of Non-Current Assets	60	6	
Other Revenue	24	45	
SG&A Expenses	(45)	(41)	
Borrowing Costs	(35)	(47)	
Income Tax	(106)	(176)	
Net Profit after Tax before Write Downs	389	395	+1.5
Write downs (after tax)	(62)	(73)	
Net Profit after Tax	327	322	+1.6

Santos



Cost Definition
US Peer Oil Companies*
Santos Group Reporting
Sales Revenue
Production Costs
DD&A***
Write Downs
Other Operating Income/Expenses
Income Taxes
Profit from Oil & Gas Operations
net back
cost of sales
Sales Revenue
Production Costs
Tariffs & Tolls
Royalties, Excise & PRT
Operating Costs
DD&A
Write Downs
Borrowing Costs
Income Taxes
Net Profit After Tax
* Source: J S Herold 36th Annual Reserve Replacement Cost Analysis
** Includes selling and corporate administration expenses
*** Plus exploration expensed for successful effort companies
Santos

Little Dry Hole Cost Remains

Capitalised Exploration & Development in non producing areas (A$ million)

Dry hole cost Browse, Houtman, Perth, Duntroon, Otway Basins, US	56
Early stage commercialisation Hides gas, Evans Shoal	204
Late stage commercialisation Kipper, Sole, Golden Beach, Oyong, Maleo	161
Pre sanction Casino	32
Total	**453**

Santos

Capital Expenditure

	2003	2002
Exploration		
Australia	58.3	63.7
Overseas	78.0	69.5
Delineation		
Australia	48.3	64.1
Overseas	22.0	26.2
Development (1)		
Australia	503.8	474.5
Overseas	39.9	62.7
Total Exploration, Delineation & Development Expenditure	**750.3**	**760.7**

(1) Includes construction and fixed assets expenditure

Santos

2004 Sensitivities

- US$1 change in the unhedged oil price per barrel leads to change of A$15 million in profit after tax
- One cent movement in the exchange rate will cause a profit after tax movement of A$5 million
- A 1% change in interest rates will cause a profit after tax movement of A$7 million

Santos

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Mon 23 Feb 2004 07:45:09 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Preference Shares Record Date

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131


Santos
www.santos.com

Santos Ltd
A.B.N. 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile:: 08 8218 5633

24 February 2004

Company Announcements Office
Australian Stock Exchange Ltd

RECORD DATE : SANTOS LTD
RESET CONVERTIBLE PREFERENCE SHARES (STOPA)

Pursuant to Listing Rule 3.20, Santos Ltd advises that the record date to determine entitlements to the dividend payable on its Reset Convertible Preference Shares (STOPA) in respect of the period 30 September, 2003 to 30 March 2004 (inclusive) is 11 March 2004. In accordance with the Terms of Issue, the dividend amount for this period is $3.2940 per Reset Convertible Preference Share (fully franked) and payment will be made on 31 March 2004.

M.G. Roberts
Company Secretary

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Mon 23 Feb 2004 09:05:20 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Open Briefing 2003 Full Year Results

Number of pages (incl. cover sheet): 6

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Attention ASX Company Announcements Platform
Lodgement of Open Briefing




open briefing
corporatefile.com.au

Santos Limited
Level 29
91 King William Street
Adelaide SA 5000

Date of lodgement: 24-Feb-2004

Title: Open Briefing. Santos. MD on Dec 2003 Profit & Outlook

Record of interview:

corporatefile.com.au
Santos Limited today reported a 1.5% rise in net profit after tax to $327 million for the 12 months to end December 2003. Revenue from product sales was virtually unchanged and EBITDA was down by only 2.3% to $1,061 million. However, some individual components of profit such as operating expenses before DD&A, DD&A and income tax expense showed large changes. Can you explain each of these components of profit?

MD John Ellice-Flint
The standout influence on revenue was a $73 million contribution from higher gas prices. This reflects our efforts to be a price maker rather than a price taker and increased US gas prices. Although USD prices were higher for oil and liquids, this was more than offset by the higher Australian dollar.

The solid EBITDA number reflects the higher gas prices and the sale of our shares in Oil Company of Australia, but offset by higher PRRT.

Operating expenses before DD&A rose by 10.1% to $445.6 million. Total operating costs increased due to higher PRRT on oil production in WA. Production costs fell from $270 million to $264 million although they rose on a unit basis, from $4.71 per barrel of oil equivalent to $4.86.

DD&A rose by 13.3% to $531.6 million. Depreciation was up by $41 million. The largest factor was the write-down of a small gas plant we have in Western

Victoria. Future production there will be processed through another plant in the area. Depletion was up by $23 million as a result of reserves revisions in the United States, East Spar and the Cooper Basin.

Income tax expense fell by $67 million to $103.9 million but $55 million of that was attributable to tax consolidation.

corporatefile.com.au
What production and earnings profile do you expect leading up to your next group of growth projects and beyond?

MD John Ellice-Flint
We expect 2004 production to be down on the 2003 production of 54 mmboe. Prior to the Moomba Incident we expected production in 2004 to be around 53 mmboe. As a result of the incident it is now more likely to be around 49 mmboe. We expect production to increase again in 2005 following the repair of Moomba, the full ramp up of Bayu Undan and the start of production from Mutineer-Exeter.

Earnings will follow this profile.

corporatefile.com.au
Cash flow from operating activities after interest and tax increased by 9.3% to $897.3 million ($1.53 per share) and the net debt to net debt plus equity ratio (leverage) at end 2003 was down to 22.5 percent. In 2003, Santos forecasts $783 million for its capital program which includes exploration, delineation and development projects. What impact will this expenditure have on Leverage?

MD John Ellice-Flint
We expect leverage to increase, but from a very low base. Leverage is currently at the lowest level since the 1960s so this is a great starting point for a major capital program.

corporatefile.com.au
No significant commercial discoveries were made during 2003. You've stated that success in one of your high impact wells could potentially replace more than one year's worth of annual production. What gives you the confidence to continue with your high risk/high reward exploration program?

MD John Ellice-Flint
We're confident that we're on the right track with our high risk/high reward exploration program. In 2004, we'll spend a total of $134 million on the exploration program. It's a balanced program for a company our size and has an appropriate mix of high risk and low risk targets.

The four different ways to grow the company are through exploration, gas commercialisation, production optimisation or acquisitions. If done properly, those tools all achieve the same result of growing production and shareholder value. The total program is aimed at achieving 140% proven reserves replacement. We did that last year.

In exploration we had good years in 2000 and 2001. 2003 wasn't as successful but it should be noted that we found large reserves of gas but two high risk wells in Indonesia unfortunately contained high levels of CO_2.

I think the ingredients are in place for exploration success. One of the areas that disturbed me a little in 2003 was the poorer performance of the lower risk end of the portfolio. In 2003 we went a little too high-tech but we've made those adjustments for the lower risk end of the program going forward. Our 2004 program has a lower overall risk profile but still has an upside equation of around 250 million barrels.

corporatefile.com.au
Santos is carrying out an active program of high-grading its exploration acreage to provide a basis for securing future growth projects. In which areas are you high-grading?

MD John Ellice-Flint
We're rapidly high grading our acreage. We added 22% of our exploration acreage during the last year, particularly in Indonesia and the offshore Otway Basin. This year's exploration program has some exciting wells in these areas.

corporatefile.com.au
2003 was Santos' most successful year for gas commercialisation since the early 1970s with 510 petajoules of gas, net to Santos, either contracted or subject to heads of agreement. What is driving this success? Would you say it is part of a general move to gas as a fuel or is it explained by regional factors?

MD John Ellice-Flint
It really reflects the growing demand for gas in many places. The largest component was commercialisation of 275 PJ net to Santos as a result of the decision to develop the Bayu-Undan LNG project for sales to Japan. Other contracts were spread throughout Australia, for BHP and Pasminco projects in Queensland, domestic gas in Victoria and power generation in WA.

corporatefile.com.au
Santos estimates that there was originally approximately one and a half billion barrels of oil in place in the Cooper Basin but to date only around 20% has been recovered. What impact on Cooper Basin production do you expect from the production optimisation program?

MD John Ellice-Flint
Cooper Basin oil production has been declining slowly by around 3% to 5% each year. In 2003 we initiated an oil optimisation program with the aim to not only slow this decline but to actually grow production. We're looking at a number of different ways to do that with secondary and tertiary recoveries as well as a delineation program across all our acreage. The production optimisation program worked well at the Cooper Basin last year and we expect more success this year.

corporatefile.com.au

Total savings in capital and operating expenditure reached $188 million, well above your initial target of $50 million by end 2003. The next stage in increasing productivity, the Santos Continuous Improvement Program (SCIP), was launched late in 2003. Can you explain the objectives of the SCIP and have you set specific financial targets?

MD John Ellice-Flint

The aim of SCIP is to make Santos more entrepreneurial and by that I mean growing the company in a value-adding way. That requires each of us to make nimble, good quality decisions. There are several components of SCIP which are designed to allow us to be more entrepreneurial. We need to improve our key business processes and we need to simplify the Santos organisational structure to have better reporting lines and clearer lines of accountability and responsibility. We also have to change the organisational culture. Finally we have to reduce the cost base over and above existing efforts. So it's a very holistic look at the corporation.

We expect the SCIP to begin generating cost savings during 2004 and to lead to annual gross cost savings of around $120 million - $70 million in capex and $50 million in opex and improvement to 2005 after tax earnings in the order of $20 million.

corporatefile.com.au

What are the developing trends in the world oil and gas industry and what opportunities and threats are emerging for Santos?

MD John Ellice-Flint

As you'd expect, there are quite a few trends in the world oil and gas industry. The first is the advent of global gas markets. Shipping LNG to export markets is a large growth area and part of the transition from the oil world to the gas world. Since 1999, non OPEC oil reserves have been falling and energy security will be an increasingly important consideration for western governments. Also, Chinese oil demand is growing rapidly and only a decade ago it was a net oil exporter.

I believe the results of these trends will be higher oil prices. Santos will benefit as an oil producer but we also have to be aware of other implications such as a move to LNG. Gas used for LNG has grown from around 3.6% a decade or so ago to around 5.6% now and we've recently achieved first liquids production from our Bayu-Undan project. With the emergence of the global trade in gas, we expect to see domestic gas realign with export prices.

To deal with these trends and also take the opportunities, Santos will have to remain a low cost marginal producer while developing as many value-adding projects as possible. We now have six projects on the drawing board, with several more lining up and a large, growing and exciting exploration portfolio. We also have to maintain our margins through continuing to use leading-edge technology. That will also help drive production.

corporatefile.com.au
Can you summarise the key issues for investors to watch out for at Santos over the next year or two?

MD John Ellice-Flint
Investors should watch for progress on our flagship growth projects like Bayu-Undan, Mutineer-Exeter and Casino. These will boost production significantly and add high margin barrels.

We hope to have a successful year in exploration, particularly in Indonesia, offshore Victoria and offshore Western Australia.

We expect to make progress on the commercialisation of further gas projects.

corporatefile.com.au
Thank you John.

For previous Open Briefings with Santos Limited, visit www.corporatefile.com.au

For more information about Santos Limited, visit www.santos.com